Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED

DECEMBER 31, 2023

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of February 29, 2024 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2023. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F, is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedarplus.ca (‘SEDAR+’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2023 PERFORMANCE HIGHLIGHTS

◾	Exceptional annual earnings from continuing operations driven by $134.2 million gain on physical uranium investments

During 2023, the Company’s earnings from continuing operations of $89.4 million ($0.11 per share) were driven by an impressive $134.2 million fair value gain on the Company’s investments in physical uranium. The Company acquired 2.5 million pounds U3O8 in 2021 at an average price of $36.67 per pound U3O8 (US$29.66 per pound U3O8). In the fourth quarter, the Company sold 200,000 pounds U3O8 at an average selling price of $99.50 per pound U3O8 (US$73.38 per pound U3O8), representing a realized gain on sale of $12.6 million (US$8.8 million). As at December 31, 2023, the Company’s remaining uranium portfolio has increased in value by 228% to $120.35 per pound U3O8 (US$91.00 per pound U3O8) for an aggregate value of approximately $276.8 million (US$209.3 million).

◾	Feasibility Study for Wheeler River Phoenix deposit yields significant increase in project economics

In June 2023, Denison released the results of the Feasibility Study (‘Phoenix FS’) completed for In-Situ Recovery (‘ISR’) mining of the high-grade Phoenix uranium deposit (‘Phoenix’), which is part of the Company’s flagship Wheeler River Project (‘Wheeler River’ or the ‘Project’).

The Phoenix FS demonstrates robust economics including:

●	Base case pre-tax Net Present Value (‘NPV’) (8%) of $2.34 billion (100% ownership-basis) representing a 150% increase in the base-case pre-tax NPV8% for Phoenix from the 2018 Pre-Feasibility Study (‘2018 PFS’).
●	Very robust base-case pre-tax Internal Rate of Return (‘IRR’) of 105.9%.
●	Adjusted base case after-tax NPV8% of $1.56 billion (100% basis) and IRR of 90.0% – with Denison’s effective 95% interest in the project equating to an adjusted base case after-tax NPV8% of $1.48 billion.
●	Base case pre-tax and after-tax (adjusted) payback period of 10 months – equating to a reduction of 11 months for the pre-tax payback period from the 2018 PFS.
●	Optimized production profile, based on ISR mine planning efforts evaluating production potential for individual well patterns – resulting in an increase to the planned rate of production by approximately 43% during the first five years of operations.
●	Estimated pre-production capital costs of under $420 million (100% basis), yielding an impressive base-case after-tax (adjusted) NPV to initial capital cost ratio in excess of 3.7 to 1.
●	Robust economics that easily absorb cost-inflation and design changes impacting both operating and capital costs, confirming Phoenix’s estimated cash operating and all-in costs to be amongst the lowest-cost uranium mining projects in the world.
●	Phoenix FS plans aligned and costed to meet or exceed environmental criteria expected to be required by the ongoing regulatory approval process.
●	Updated mineral resource estimate, reflecting the results of 70 drill holes completed in support of ISR de-risking and resource delineation activities, which has upgraded 30.9 million pounds U3O8 into measured mineral resources. The updated mineral resource also resulted in an increase to the average grade of the Zone A high-grade domain, which is now estimated to contain 56.3 million pounds U3O8 in Measured and Indicated mineral resources at an average grade of 46.0% U3O8.
●	Upgraded 3.4 million pounds U3O8 into Proven mineral reserves, representing the equivalent of 85% of production planned during the first calendar year of operations.

◾	Phoenix ISR de-risking completed and focus transitions to engineering design

The Phoenix FS reflects independent third-party validation of the selection of the ISR mining method for Phoenix and builds on the findings from a comprehensive and rigorous multi-year technical de-risking process highlighted by the highly successful completion of the leaching and neutralization phases of the Phoenix Feasibility Field Test (‘FFT’) in late 2022.

Through the technical de-risking process, Denison acquired extensive deposit-specific data and developed a robust ISR mine planning model that involved evaluation of the production potential for individual well patterns. With technical de-risking of the application of ISR at Phoenix substantially complete, Denison undertook front-end engineering design (‘FEED’) to support the advancement of the planned Phoenix operation and, with the results thereof substantially complete, is transitioning into detailed engineering design.

MANAGEMENT’S DISCUSSION & ANALYSIS

◾	Landmark Shared Prosperity Agreement signed with English River First Nation

In September 2023, Denison announced the signing of a Shared Prosperity Agreement (‘SPA’) with English River First Nation ('ERFN') supporting the development and operation of Wheeler River. The SPA received support from a substantial majority of ERFN members who participated in a ratification vote on its key terms.

The signing of the SPA follows years of active engagement, including a four-month-long ERFN-led community consultation process ahead of the ratification vote, and represents a significant milestone in the history of both Denison's relationship with ERFN and the Project.

The SPA acknowledges that the Project is located within ERFN's Ancestral Lands and provides Denison with ERFN's consent to advance the Project. Additionally, the SPA outlines a shared recognition that ERFN is the Knowledge Keeper of the culture, ways, customs, and values of ERFN in relation to the environment and its Members and reflects ERFN's desire to prioritize sustainability. Amongst other key commitments, the SPA provides ERFN and its Members with (i) an important role in environmental monitoring and management, and (ii) benefits from community investment, business opportunities, employment and training opportunities, and financial compensation. Overall, the SPA describes a mutual commitment to maintain an open, respectful, and cooperative relationship between Denison and ERFN to ensure mutual prosperity as the development and operation of the Project progresses.

◾	Phoenix Environmental Impact Statement (‘EIS’) advanced through regulatory review

Denison’s draft EIS for Phoenix was submitted to the Saskatchewan Minister of Environment (‘SKMOE’) and the Canadian Nuclear Safety Commission (‘CNSC’) in late 2022.  The EIS submission outlines the Company’s assessment of the potential effects, including applicable mitigation measures, of the proposed ISR uranium mine and processing plant planned for Phoenix, and reflects several years of baseline environmental data collection, technical assessments, plus extensive engagement and consultation with Indigenous and non-Indigenous interested parties.

In the first quarter of 2023, the Company received technical comments and information requests from both regulatory agencies and the Company has provided technical responses to both the Provincial and Federal regulators.

In August 2023, reflective of the extensive efforts undertaken by and for the Company, the CNSC deemed complete the Company’s responses to the approximately 250 Federal comments from the CNSC. In November 2023, a second round of information requests was received from the CNSC. Following the successful resolution of the outstanding comments from the Federal Indigenous Review Team, the Company expects to then be in position to submit a final version of EIS for consideration at a future hearing of the CNSC.

In October 2023 the Saskatchewan Ministry of Environment confirmed its satisfaction with Denison’s comment responses and proposed EIS updates. The confirmation would allow Denison to finalize the EIS for the purpose of obtaining a Provincial Environmental Assessment (‘EA’) approval, however this would delink the currently coordinated Provincial – Federal EA process, which is not expected to provide a meaningful schedule advantage for the Phoenix project. Denison plans to submit one version of the final EIS to both authorities once the Federal information requests have been resolved.

◾	Phoenix ISR Feasibility Field Test Recovered Solution Management phase completed

In November 2023, the Company announced the successful completion of the recovered solution management phase of the FFT. The FFT was designed to use the existing commercial-scale ISR test pattern to perform a combined assessment of the Phoenix deposit’s hydraulic flow properties along with the leaching characteristics that had been assessed through the metallurgical core-leach testing program. The prior phases of the FFT, completed in 2022, were highlighted by the recovery of 14,400 pounds of U3O8 dissolved in solutions generated during the leaching and neutralization phases of the test.

The solution recovered during the FFT was stored on site and this final phase of the FFT involved the treatment of the recovered solution via an on-site purpose-built treatment system.  Following treatment, a uranium precipitate product and a treated effluent were produced.  The mineralized precipitates have been recovered from the process with over 99.99% efficiency. The treated effluent was tested to ensure compliance with permit conditions before being injected into a designated subsurface area.

MANAGEMENT’S DISCUSSION & ANALYSIS

◾	Cost update to the 2018 PFS for Wheeler River Gryphon deposit (‘Gryphon’) confirms the project’s position amongst the lowest-cost uranium mining projects in the world

During 2023, the Company also completed a cost update (‘Gryphon Update’) to the 2018 PFS for conventional underground mining of the basement-hosted Gryphon deposit. The scope of the Gryphon Update was targeted at the review and update of capital and operating costs. Mining and processing plans remain largely unchanged from the 2018 PFS aside from minor scheduling and construction sequencing optimizations. The key points include:

●	Base case pre-tax NPV (8%) of $1.43 billion (100% basis) is a 148% increase in the base-case pre-tax NPV8% for Gryphon from the 2018 PFS.
●	Strong base-case pre-tax IRR of 41.4%.
●	Base case after-tax NPV8% of $864.2 million (100% basis) and IRR of 37.6% – with Denison’s effective 95% interest in the project equating to a base case after-tax NPV8% of $821.0 million.
●	Base case pre-tax payback period of 20 months, and base case after-tax payback period of 22 months – equating to a reduction of 17 months for the pre-tax payback period from the 2018 PFS.

Importantly, Gryphon remains a highly valuable project that provides Denison with an additional source of low-cost potential production to deploy significant free cash flows expected from Phoenix.

◾	$113.0 million raised through equity financings to fund operations and the advancement of Phoenix

In October 2023, Denison completed a bought deal public offering resulting in the issuance of 37,000,000 shares at a price of $2.03 (US$1.49) per share for total gross proceeds of $75.1 million (US$55.1 million). Throughout 2023, Denison also issued 19,786,160 shares under its At-The-Market (‘ATM’) equity program at an average price of $1.91 per share for aggregate gross proceeds of $37.9 million.

◾	Waterbury Lake inaugural ISR field test program completed

In November 2023, the Company announced the completion of an inaugural ISR field test program at the Tthe Heldeth Túé uranium deposit (‘THT’) on the Waterbury Lake property. The program included (i) the installation of an eight well ISR test pattern designed to collect an initial database of hydrogeological data, (ii) testing of a permeability enhancement technique, (iii) the completion of hydrogeologic test work, highlighted by the achievement of hydraulic conductivity values consistent with those from the 2020 Preliminary Economic Assessment (‘PEA’), and (iv) the execution of an ion tracer test which established a 10 hour breakthrough time between the injection and extraction wells, while also demonstrating hydraulic control of the injected solution. Overall, the program successfully achieved each of its planned objectives.

◾	Midwest internal concept study completed to examine potential application of ISR mining method

The Company completed an internal conceptual mining study examining the potential application of ISR at the Company’s 25.17% owned Midwest Project (‘Midwest’). The concept study was prepared by Denison during 2022 and formally issued to the Midwest Joint Venture (‘MWJV’) in early 2023. Based on the positive results of the concept study, the MWJV provided Denison with approval to complete additional ISR-related work, to be undertaken for Midwest in 2023 and 2024.

◾	Moon Lake South discovery of high-grade uranium mineralization

In April 2023, Denison reported the discovery of high-grade sandstone hosted uranium mineralization approximately 30 metres above the unconformity in drill hole MS 23-10A, which was completed as part of the 2023 winter exploration program at the Moon Lake South property.  The intersection in MS 23-10A returned 2.46% U3O8 over 8.0 metres, including a sub-interval grading 3.71% U3O8 over 4.5 metres. This result represents the best drill hole completed on the Moon Lake South property to date and is a high priority for follow-up exploration.

MANAGEMENT’S DISCUSSION & ANALYSIS

◾	$15 million strategic investment in F3 Uranium Corp.

In October 2023, the Company completed a $15 million strategic investment in F3 Uranium Corp. (‘F3’) in the form of unsecured convertible debentures (the ‘Debentures’), which carry a 9% coupon and will be convertible at Denison’s option into common shares of F3 at a conversion price of $0.56 per share. F3 has the right to pay up to one third of the quarterly interest payable by issuing common shares. F3 will also have certain redemption rights on or after the third anniversary of the date of issuance of the Debentures and/or in the event of an F3 change of control.

◾	Executive team changes undertaken in 2023

In December 2023, Denison announced the promotion of Ms. Elizabeth Sidle to the position of Chief Financial Officer, in addition to her position as the Company’s Vice President Finance.   Ms. Sidle joined Denison in 2016, advancing to the position of Vice President Finance in 2021. Ms. Sidle had been serving as Denison's Interim Chief Financial Officer since September 1, 2023, during a temporary medical leave of absence of the Company's previous Chief Financial Officer and since his departure from Denison in late October 2023.

Denison also announced the addition of Mr. Geoff Smith to the position of Vice President Corporate Development & Commercial.  Mr. Smith will be focused on supporting Denison's investor and customer engagement, the evaluation and execution of growth opportunities and financing arrangements, and the development and oversight of the Company's uranium sales and contracting strategies.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix FS was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 PFS was completed for Wheeler River’s Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and have advanced significantly, with licensing in progress and a draft EIS submitted for regulatory and public review in October 2022.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes unmined uranium deposits planned for extraction, via the MLJV’s Surface Access Borehole Resource Extract (‘SABRE’) mining method starting in 2025, and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the MWJV’s Midwest Main and Midwest A deposits and a 69.35% interest in the Tthe Heldeth Túé and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU (Canada) Exploration Company, Limited (‘JCU’), Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Denison’s exploration portfolio includes further interests in properties covering approximately 385,000 hectares in the Athabasca Basin region.

MANAGEMENT’S DISCUSSION & ANALYSIS

STRATEGY

Denison’s strategy is focused on leveraging its uniquely diversified asset base to position the Company to take advantage of the strong long-term fundamentals of the uranium market. The Company has built a portfolio of strategic uranium deposits, properties, and investments – highlighted by an effective 95% interest in Wheeler River and a minority interest in the MLJV, which owns an operating and licensed uranium mill, both of which are located in the infrastructure rich eastern portion of the Athabasca Basin region. While active in exploring for new uranium discoveries in the region, Denison’s present focus is on advancing Wheeler River to a development decision, with the potential to become the next large-scale uranium producer in Canada. With a shortage of low-cost uranium development projects in the global project pipeline, Denison offers shareholders exposure to value creation through the potential future development of Wheeler River and advancement of the Company’s other potential development projects. Denison’s exploration and development portfolio, and substantial physical holdings of uranium, provides investors with meaningful additional leverage to  future increases in uranium prices.

URANIUM INDUSTRY OVERVIEW

During the year ended December 31, 2023, both the uranium spot price and long-term price continued their upward trend. In the spot market, the price of uranium started the year at US$48.00 per pound U3O8 and closed the year at the annual high of US$91.00 per pound U3O8 – a ~90% increase year over year. A material price increase was also observed in the long-term market, with the long-term price steadily increasing throughout the year from US$51.00 per pound U3O8 at December 31, 2022 to US$68.00 per pound U3O8 at December 31, 2023. This US$17.00 per pound U3O8 increase in the long-term price is the largest annual gain since 2007.

Positive momentum in uranium markets has continued in early 2024. In January 2024, the spot price for uranium surpassed US$100 per pound U3O8, a level viewed by market commentators as an important threshold. Prior to 2024, the spot uranium price had not been above US$100 per pound since 2008. The Company believes the current uranium market environment demonstrates notable similarities to the last time prices reached these levels. In the early 2000s, highly enriched uranium (‘HEU’) and other former Soviet Union supplies remained a market hangover from the Cold War with elevated inventory levels weighing on prices for years with limited new supply coming online. Ultimately, this period of low prices, then compounded with adverse supply shocks, created a favourable environment for uranium prices in future years when paired with significant expected demand growth driven by ambitious plans for nuclear power in China.  Meaningful new sources of supply were scarce, due to years of under investment, at a time of rapid demand growth. The Japanese tsunami and associated Fukushima nuclear incident in 2011 disrupted the market and set in motion a similar period of low prices and excess inventories. Given the sudden shut-down of the Japanese nuclear fleet and other reductions in demand, excess uranium inventories and excess enrichment capacity, which provided the ability to create additional uranium supply, catalyzed a downward shock to price.  During this extended period, prices were below the cost of production for many producers, leading to the shutdown of multiple mines and a sharp reduction in investment in new exploration and development activities across the sector. After years of supply discipline, and the accumulation of physical uranium positions amongst financial investors, the market reached an inflection point followed by four consecutive years of price increases between 2020 and 2023, reflective of a market transitioning to be driven by the cost of future production rather than by the availability of surplus inventories. Looking ahead, the Company believes the increasing demand for nuclear energy, coupled with a prolonged period of limited investment in new supply creates supply-demand dynamics that are supportive of strong uranium prices for the foreseeable future.

During 2023, investor interest in the uranium and nuclear energy sectors accelerated. This is believed to largely be driven by a continued focus on global goals to achieve net-zero carbon emissions, and the necessary role for nuclear energy in the “clean energy transition”. In assessing the potential paths to reduce carbon emissions many nations, policymakers, and interest groups have recognized the critical role that existing or planned future nuclear power plants could play in achieving decarbonization objectives. The Company believes these positive nuclear demand fundamentals support expectations for robust uranium markets.

There is global focus on the importance of nuclear power in enabling the achievement of carbon emission goals. At COP28 in Dubai in December 2023, this recognition was further enshrined as over 20 nations pledged to triple nuclear energy generation capacity by 2050 in an effort to avert the adverse consequences of climate change. The Company believes this wide-spread government support for nuclear energy represents a paradigm shift. In addition to the renewed commitment to nuclear from powerhouse nations like Japan, Korea, France, and the United States in recent years, multiple governments in 2023 adopted stances increasingly supportive of nuclear power generation including Belgium, Italy, and Sweden.

MANAGEMENT’S DISCUSSION & ANALYSIS

Positive nuclear demand developments occurred in many nations in 2023. Three notable nuclear reactor projects that had been in construction for a decade reached commercial operations in 2023 including Vogle 3 in the United States, Olkiluoto in Finland, and Kakrapar in India. In China, additional reactors reached commercial operations and construction began on a further five reactors. China continues to be a major source of growth for nuclear energy, with UxC LLC (‘UxC’) expecting that over half of the 76 reactors builds it is currently projecting to be completed by 2030 will be in China. In Canada, Ontario Power Generation announced refurbishments plans for its Darlington nuclear plant and ongoing refurbishment continued at the Bruce Power nuclear facility in Ontario.  Additionally, small modular reactors  are being advanced in both Ontario and Saskatchewan. In Japan, two reactors were restarted in 2023, breaking a streak of two years without a restart. Taken together, forecasts from UxC for global reactor units and nuclear capacity in 2035 is 532 units and 504 gigawatts electrical (‘GWe’) installed capacity (estimated as of Q4’2023) – representing a 29% increase in global nuclear power generation from 433 units producing 392 GWe in 2023. With expected growth accelerating, UxC’s base case estimate of global uranium demand in 2035 increased 6%—from 240 million pounds U3O8 estimated as of Q4’2022 - to 254 million pounds U3O8 estimated as of Q4’2023.

While spot uranium prices increased significantly during 2023, the impact on price from physical uranium funds appears to be significantly less than in 2022. UxC estimates that physical uranium funds net additions to inventory levels were 5 million pounds of U3O8 in 2023 compared to secondary sources of demand, including physical uranium funds, acquiring at least 20 million pounds U3O8 in 2022, and an estimated 53 million pounds U3O8 in 2021. On the supply side, uranium production for 2023 is estimated at 141 million pounds U3O8, which represents a 9% increase over 2022 production levels, largely due to the ramp-up of the McArthur River mine and a modest production increase at Olympic Dam. UxC estimates total utility demand for 2023 at 198 million pounds U3O8 representing a 3% increase over 2022 demand levels. On balance, 2023 is expected to result in a significant primary supply shortfall of approximately 29% of total demand or 57 million pounds U3O8.

In Q4’2023 UxC estimated 2024 primary production to increase to 162 million pounds U3O8, with the production increase being supported by increasing production from Kazatomprom in Kazakhstan offset by lower production from Orano’s Arlit mine in Niger. However, in early 2024, Kazatomprom announced 2024 production is expected to be lower than previous guidance due to scare availability of sulphuric acid in the region as well as delays in completing construction for newly developed production areas. Additionally, UxC estimates secondary supplies for 2024 are projected at 34 million pounds of U3O8 equivalent (‘U3O8e’), which is a significant reduction from 56 million pounds U3O8e of secondary supplies estimated in 2023, 65 million pounds U3O8e in 2022, and 98 million pounds U3O8e in 2021. Strong secondary demand in past years has accelerated the process of drawing down these secondary sources of supply. With this rapid decline in secondary supplies, the market is expected to continue its shift from an inventory-driven market to a production-driven market in the coming years.

Nuclear sentiment also continues to be supported by an increased focus on energy security in the aftermath of Russia’s invasion of Ukraine. While the Russian invasion continues to be the most impactful geopolitical event, the importance of security of supply was further magnified in July of 2023, as a military coup was waged in Niger which led to the withdrawal of foreign embassy personnel, and a temporary shutdown of Orano’s uranium mining operations. In 2022, Niger ranked as the seventh largest uranium producing country. The Russian invasion of Ukraine in February 2022 continues to cause significant turmoil in the global nuclear fuel market. Russia is a significant supplier of enriched uranium to the rest of the world, operating 46% of the world’s uranium enrichment capacity. In 2021, Russian enrichment comprised 31% of European Union enrichment purchases and 28% of US utility enrichment purchases. While deliveries of material from Russia to Western utilities continue, increased demand for non-Russian supply has led to significantly increased prices for uranium processing services. From December 2021 to December 2023, the long-term price of conversion and enrichment services increased by 94% and 148%, respectively. In the short- to medium-term, in order to increase enriched uranium production in the supply-constrained Western enrichment market, Western enrichers are expected to input more UF6 (‘overfeed’) into their centrifuges in order maximize production capacity. As a consequence, Western utilities in aggregate will require more natural uranium feedstock to produce the same quantity of enriched uranium (i.e., new enrichment contracts require higher tails assay levels). In 2023, US and European utilities demonstrated a path towards reduced reliance on Russian nuclear fuel supply and increasingly favouring Western supply chains. In December 2023, a US bill to curb imports of Russian uranium was approved by US Congress. While the bill awaits approval by the US Senate, the bill is indicative of an ongoing shift of uranium supply chains away from Russia which increasingly favours North American uranium supply.

Russia is also a major player in uranium logistics, with significant quantities of uranium from Central Asia typically transported through Russia to Russian ports for delivery to Western uranium conversion facilities. UxC estimates Kazakhstan and Uzbekistan combined for 45% of global primary uranium production in 2023. As a result, logistics of uranium shipped through Russia remains an item of concern to uranium end users. Some uranium has been successfully shipped from Kazakhstan to Canada via the Trans-Caspian International Transport Route, which does not include transit through Russia; however, reports indicate that this route is subject to operational limitations.

MANAGEMENT’S DISCUSSION & ANALYSIS

Overall, nuclear demand growth appears poised for acceleration led by a shifting energy mix towards decarbonized energy at a time when limited investment in bringing new uranium mine supply online has occurred over the past decade. While some idled or curtailed production from existing uranium mining operations is expected to return, production costs are expected to be higher than previous levels due to inflation and labour shortages, and lag times to bring on much of the potential new mine supply remains several years away.

The accelerated decline in secondary sources of uranium supply in recent years, the depletion of existing mines, the expectation of rising tails assay at Western enrichment plants, and growing future reactor demand, point to larger supply deficits during the second half of this decade that will be difficult to balance without considerable and rapid investment in new large-scale uranium mining projects. Given that uncovered utility uranium requirements for the period from 2024 to 2040, not including typical inventory building or restriction on existing supply agreements with Russia, are estimated at 2.2 billion pounds U3O8, it is evident that the necessary new future sources of supply required by the market have not yet been secured by utilities, and that the response from incumbent suppliers to sign significant long-term supply contracts in recent years have not satisfied the needs of utility customers, meaning that there is good reason to expect a further phase of utility procurement directed at incentivizing new projects to meet long-term demand needs.

SELECTED ANNUAL FINANCIAL INFORMATION

(in thousands, except for per share amounts)	Year Ended December 31, 2023	Year Ended December 31, 2022		Year Ended December 31, 2021(3)

Continuing Operations:
Total revenues	$1,855	$8,973		$20,000
Exploration expenses	$(9,564)	$(8,097)		$(4,477)
Evaluation expenses	$(18,622)	$(22,181)		$(15,521)
Operating expenses	$(3,898)	$(5,352)		$(12,901)
Other income	$136,472	$55,244		$44,163
Net income	$89,364	$12,572		$18,977
Basic earnings per share	$0.11	$0.02		$0.02
Diluted earnings per share	$0.10	$0.02		$0.02

Discontinued Operations:
Net income	$1,011	$1,782	$	N/A
Basic and diluted earnings per share	$0.00	$0.00	$	N/A

(in thousands)	As at December 31, 2023	As at December 31, 2022	As at December 31, 2021

Financial Position:
Cash and cash equivalents	$131,054	$50,915	$63,998
Working capital(1)	$135,130	$53,660	$76,785
Investments in uranium	$276,815	$162,536	$133,114
Property, plant and equipment	$254,946	$253,505	$254,462
Total assets	$726,603	$515,796	$510,284
Total long-term liabilities(2)	$66,873	$61,365	$97,242

(1)	Working capital is a non-IFRS financial measure and is calculated as the value of current assets less the value of current liabilities, excluding non-cash current liabilities (i.e. working capital at December 31, 2023 excludes $4,535,000 from the current portion of deferred revenue, while working capital at December 31, 2022 excludes $4,915,000 from the current portion of deferred revenue).
(2)	Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, share purchase warrant liabilities (where applicable) and deferred income tax liabilities.
(3)	In 2023, the Company discontinued its business of offering third-party closed mines care and maintenance services. The financial results for 2023 and 2022 have been represented in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The financial results for 2021 fall outside of the restatement period, and have not been represented to reflect the discontinued operations of the Closed Mines group. See DISCONTINUED OPERATIONS below for further details.

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2023	2023	2023	2023
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Continuing Operations:
Total revenues	$1,092	$777	$968	$(982)
Net earnings (loss)	$34,627	$57,916	$(345)	$(2,834)
Basic and diluted earnings (loss) per share	0.04	0.07	(0.00)	(0.00)
Discontinued Operations:
Net income earnings (loss)	$(150)	$321	$406	$434
Basic and diluted earnings (loss) per share	$-	$-	$-	$-

	2022	2022	2022	2022
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Continuing Operations:
Total revenues	$1,015	$996	$4,491	$2,471
Net earnings (loss)	$(6,247)	$(6,854)	$(16,688)	$42,361
Basic and diluted earnings (loss) per share	$(0.01)	$(0.01)	$(0.02)	$0.05
Discontinued Operations:
Net earnings	$506	$471	$541	$262
Basic and diluted earnings per share	$-	$-	$-	$-

Significant items causing variations in quarterly results from continuing operations

●	The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. Toll milling revenue rates were updated for changes to future toll milling production rates at McClean Lake in the first quarter of 2022 and the first, third and fourth quarters of 2023. During the first quarter of 2023, this update resulted in negative revenue. See RESULTS OF CONTINUING OPERATIONS below for further details.
●	During the second quarter of 2022, the Company recognized $2,986,000 of non-recurring revenue from mineral sales.
●	Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and summer exploration seasons in northern Saskatchewan; however, the 2022 exploration programs at Wheeler River took place during the third and fourth quarters due to the timing of ISR field programs and the FFT.
●	Other income and expense fluctuate due to changes in the fair value of the Company’s portfolio investments, uranium investments and share purchase warrants (which expired unexercised in the first quarter of 2023). All of these instruments are (or were) recorded at fair value through profit or loss and are (or were) subject to fluctuations in the underlying share / commodity price. The Company’s uranium investments and certain of its share purchase warrants are (or were) also subject to fluctuations in the US dollar to Canadian dollar exchange rate. The impact of fair value changes on the Company’s net earnings / loss was particularly significant in the first and second quarters of 2022 and the second, third and fourth quarters of 2023. See OTHER INCOME below for more details.
●	The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below, where applicable.

MANAGEMENT’S DISCUSSION & ANALYSIS

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada Inc. (‘Orano Canada’) with a 77.5% interest and Denison with a 22.5% interest.

In February 2017, Denison closed an arrangement with Ecora Resources PLC (‘Ecora’, then known as Anglo Pacific Group PLC) and one of its wholly owned subsidiaries (the ‘Ecora Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the then current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The Ecora Arrangement consists of certain contractual obligations of Denison to forward to Ecora the cash proceeds of future toll milling revenue earned by the Company related to the processing of specified Cigar Lake ore through the McClean Lake mill and, as such, the upfront payment was accounted for as deferred revenue.

During the year ended December 31, 2023, the McClean Lake mill processed 15.1 million pounds U3O8 for the CLJV (December 31, 2022 – 18.0 million pounds U3O8) and Denison recorded toll milling revenue of $1,855,000 (December 31, 2022 – $5,987,000). The decrease in toll milling revenue during the year ended December 31, 2023, as compared to the prior year, is predominantly due to the mill processing fewer pounds U3O8 for the CLJV. Additionally, a negative $1,946,000 non-cash cumulative accounting adjustment was recorded in the first quarter of 2023 which more than offset the revenue recognized from the first quarter’s toll milling activity of $964,000. By comparison, in the first quarter of 2022, the Company recognized toll milling revenue of $1,027,000 and a $1,444,000 positive non-cash cumulative accounting adjustment. The true ups recorded in the first quarter of both years were driven by changes in the estimated timing of the processing of the Cigar Lake ore. In the first quarter of 2022, the operators of the Cigar Lake mine announced a reduction in forecasted mine production from 18 million pounds U3O8 per year to 15 million pounds U3O8 per year in 2022 and 2023, and then to 13.5 million pounds U3O8 per year thereafter. In the first quarter of 2023, the operators of the Cigar Lake mine announced that forecasted future mine production was increased back to 18 million pounds U3O8 per year. Under IFRS 15, Revenue from Contracts with Customers, the change in the estimated timing of the toll milling of the CLJV ores in 2022 resulted in an increase to the implied financing component of the toll milling transaction, thus increasing the total deferred revenue to be recognized over the life of the toll milling contract as well as the deferred revenue drawdown rate. The updated drawdown rate was applied retrospectively to all pounds produced for the CLJV since the inception of the Ecora Arrangement in July 2016, resulting in the increase in revenue in the three months ended March 31, 2022. This was effectively reversed in the first quarter of 2023, resulting in the current period reduction in revenue.

During the year ended December 31, 2023, the Company also recorded accounting accretion expense of $3,518,000 on the toll milling deferred revenue balance (December 31, 2022 – $2,774,000). While the annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time, the increase in accretion expense in the year ended December 31, 2023, as compared to the prior year, was predominantly due to a $483,000 true-up to increase the life-to-date accretion expense recorded in the first quarter of 2023 due to the change in the timing in the estimated CLJV toll milling activities discussed above (December 31, 2022 – $297,000 true-up which reduced the life-to-date accretion expense).

The impact of the current and prior period true-ups to revenue and accretion are non-cash.

Mineral Sales

Mineral sales revenue for the year ended December 31, 2023 was $nil (December 31, 2022 – $2,986,000). Mineral sales revenue earned in the second quarter of 2022 was from the sale of 40,000 pounds U3O8 from inventory at an average price of $74.65 (US$59.25) per pound. The inventory sold in the second quarter of 2022 was from the Company’s share of production from the SABRE test mining program completed at McClean Lake in 2021.

MANAGEMENT’S DISCUSSION & ANALYSIS

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, costs relating to the Elliot Lake closed mine sites, as well as cost of sales related to the sale of uranium, when applicable.  Operating expenses in the year ended December 31, 2023 were $3,898,000 (December 31, 2022 – $5,352,000).

Included in operating expense is depreciation expense relating to the McClean Lake mill of $2,455,000 (December 31, 2022 – $3,076,000), as a result of processing approximately 15.1 million pounds U3O8 for the CLJV (December 31, 2022 – 18.0 million pounds), $986,000 in costs related to the Company’s Elliot Lake closed mines sites (December 31, 2022 – $749,000), and development and other operating costs of the MLJV of $273,000 (December 31, 2022 - $735,000).

Operating expenses for the year ended December 31, 2022 also includes $444,000 in cost of sales, selling expenses of $48,000, and sales royalties and resource surcharges of $216,000 related to the sale of 40,000 pounds of U3O8.

MINERAL PROPERTY EVALUATION

During the year ended December 31, 2023, Denison’s share of evaluation expenditures was $18,622,000 (December 31, 2022 –$22,181,000). The decrease in evaluation expenditures, compared to the prior period, was due to a decrease in Wheeler River ISR field activities as well as a decrease in costs associated with the FFT, slightly offset by an increase in ISR evaluation activities at the THT deposit on the Waterbury Lake property.

The following table summarizes the evaluation activities completed during the year ended December 31, 2023.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership	Evaluation activities
Wheeler River	95%(1)

Phoenix FS, Gryphon Update, FEED, metallurgical testing, FFT care and maintenance and Phase 3 operations, environmental and sustainability activities, EIS regulatory reviews, construction license application submission.

Waterbury Lake	69.35%(2)	Field activities including drilling and development of six HQ test wells, 2 PQ test wells, pump and injection testing, metallurgical sampling, tracer testing, and baseline environmental activities.
Midwest	25.17%	Field activities including permeameter testing, hydrogeological characterization of cores, metallurgical testing, and desktop work including engineering studies.

Notes:

(1)	The Company’s effective ownership interest as at December 31, 2023, including the indirect 5% ownership interest held through JCU.
(2)	Represents Denison’s ownership position as at October 31, 2023.

Wheeler River Uranium Project

On June 26, 2023 Denison announced the results of (i) the Phoenix FS completed for ISR mining of the high-grade Phoenix deposit and (ii) an updated Gryphon PFS for conventional underground mining of the basement-hosted Gryphon deposit.

The Phoenix FS was completed by Wood Canada Limited (‘Wood’), WSP USA Environment and Infrastructure Inc. (‘WSP’), SRK Consulting (Canada) Inc. (‘SRK’), and Newmans Geotechnique Inc. (‘Newmans’). The study confirms robust economics and the technical viability of an ISR uranium mining operation with low initial capital costs and a high rate of return.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Phoenix FS reflects several design changes and the results of a rigorous technical de-risking program completed by Denison over the 4.5 years following the publication of the 2018 PFS, which was highlighted by the then-novel selection of the ISR mining method for Phoenix.

With the benefit of extensive lab and field testing of all key elements of the proposed ISR mining operation, and current cost estimates reflecting recent inflationary pressures, the Phoenix FS is expected to provide Denison with an excellent basis to advance engineering designs in support of a future final investment decision (‘FID’).

See the following tables for the highlights of the Phoenix FS.

Summary of Economic Results (100% Basis) – Base Case
Uranium selling price	UxC Spot Price(1) (~US$66 to US$70/lb U3O8)
Exchange Rate (US$:CAD$)	1.35
Discount Rate	8%
Operating profit margin(2)	90.9%

Pre-tax NPV8%(3) (Change from 2018 PFS)(4)	$2.34 billion (+150%)
Pre-tax IRR(3)	105.9%
Pre-tax payback period(5)	~10 months

Post-tax NPV8%(3)	$1.43 billion
Post-tax IRR(3)	82.3%
Post-tax payback period(5)	~11 months

Adjusted Post-tax NPV8%(3)(6)	$1.56 billion
Adjusted Post-tax IRR(3)(6)	90.0%
Adjusted Post-tax payback period(3)(6)	~10 months

Notes

(1)	Spot price forecast is based on “Composite Midpoint” scenario from UxC’s UMO (defined below) and is stated in constant (not-inflated) dollars. See Denison news releases dated June 26, 2023 and August 9, 2023 and the Wheeler Technical Report (defined below) for details.
(2)	Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(3)	NPV and IRR are calculated to the start of construction activities for the Phoenix operation and excludes $67.4 million in pre-FID expenditures.
(4)	Change from 2018 PFS is computed by reference to the same scenario from the 2018 PFS, adjusted to incorporate certain pre-FID costs for consistent comparability.
(5)	Payback period is stated as number of months to payback from the start of uranium production.
(6)	The Adjusted Post-tax NPV, IRR and payback period are based on the “adjusted post-tax” scenario, which includes the benefit of certain entity level tax attributes which are expected to be available and used to reduce taxable income from the Phoenix operation. See Denison news release dated June 26, 2023 and the Wheeler Technical Report (defined below) for details.

Summary of Key Phoenix Operational Parameters (100% basis)
Mine life	10 years
Proven & Probable reserves(1)	56.7 million lbs U3O8 (219,000 tonnes at 11.7% U3O8)
First 5 years of reserves(2)	41.9 million lbs U3O8 (Average 8.4 million lbs U3O8 / year)
Remaining years of reserves	14.8 million lbs U3O8 (Average 3.0 million lbs U3O8 / year)
Initial capital costs(3)	$419.4 million
Average cash operating costs	$8.51 (US$6.28) per lb U3O8
All-in cost(4)	$21.73 (US$16.04) per lb U3O8

Notes:

(1)	See Denison press release dated June 26, 2023 for additional details regarding Proven & Probable reserves.
(2)	The first five years is determined by reference to the 60-month period that commences at the start of operations.
(3)	Initial capital costs exclude $67.4 million in estimated pre-FID expenditures expected to be incurred before the projects FID has been made.
(4)	All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Gryphon Update was prepared by Engcomp Engineering and Computing Professionals Inc. (‘Engcomp’), SLR International Corporation (‘SLR’), Stantec Consulting Ltd. (‘Stantec’), and Hatch Ltd. (‘Hatch’), and is largely based on the 2018 PFS, with efforts targeted at the review and update of capital and operating costs, as well as various minor scheduling and design optimizations. The study remains at the PFS level of confidence.

Overall, the Gryphon Update demonstrates that the underground development of Gryphon is a positive potential future use of cash flows generated from Phoenix, as it is able to leverage existing infrastructure to provide an additional source of low-cost production.

See the following tables for the highlights of the Gryphon Update.

Summary of Economic Results (100% Basis) – Base Case
Uranium selling price	US$75/lb U3O8(1) (Fixed selling price)
Exchange Rate (US$:CAD$)	1.35
Discount Rate	8%
Operating profit margin(3)	83.0%

Pre-tax NPV8%(3) (Change from 2018 PFS)(4)	$1.43 billion (+148%)
Pre-tax IRR(3)	41.4%
Pre-tax payback period(5)	~ 20 months

Post-tax NPV8%(3)(6)	$864.2 million
Post-tax IRR(3)(6)	37.6%
Post-tax payback period(5)(6)	~ 22 months

Notes

(1)	Fixed selling price is based on the forecasted annual “Composite Midpoint” long-term uranium price from UxC’s Q2’2023 UMO (defined below) and is stated in constant (not-inflated) dollars. See Denison news releases dated June 26, 2023 and August 9, 2023 and the Wheeler Technical Report (defined below) for details.
(2)	Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(3)	NPV and IRR are calculated to the start of construction activities for the Gryphon operation, and excludes $56.5 million in pre- FID expenditures.
(4)	Change from 2018 PFS is computed by reference to the same scenario from the 2018 PFS, adjusted to incorporate certain pre-FID costs for consistent comparability.
(5)	Payback period is stated as number of months to payback from the start of uranium production.
(6)	There is no “adjusted” post-tax case for Gryphon, given that the entity level tax attributes of the WRJV owners are assumed to have been fully depleted by the Phoenix operation. See Denison news release dated June 26, 2023 and the Wheeler Technical Report (defined below) for details.

Summary of Key Gryphon Operational Parameters (100% basis)
Mine life	6.5 years
Probable reserves(1)	49.7 million lbs U3O8 (1,257,000 tonnes at 1.8% U3O8)
Average annual production	7.6 million lbs U3O8
Initial capital costs(2)	$737.4 million
Average cash operating costs	$17.27 (US$12.75) per lb U3O8
All-in cost(3)	$34.50 (US$25.47) per lb U3O8

Notes:

(1)	See Denison press released dated June 26, 2023 for additional details regarding Probable reserves.
(2)	Initial capital costs exclude $56.5 million in estimated pre-FID expenditures expected to be incurred before the project’s FID has been made.
(3)	All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

Further details regarding Wheeler River, including the estimated mineral reserves and resources for Phoenix and Gryphon, are provided in the Technical Report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023 (‘Wheeler Technical Report’). A copy of the Wheeler Technical Report is available on Denison’s website and under its profile on each of SEDAR+ and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Evaluation Program

Denison’s 2023 evaluation activities for Wheeler River included (1) completing the third and final phase of the FFT, (2) completing the Phoenix FS and Gryphon Update, (3) advancing FEED optimization to support initiation of detailed design engineering, (4) advancing through the regulatory review of the draft EIS submitted in 2022, (5) initiating activities required to license and permit construction of the proposed Phoenix ISR operation, and (6) advancing the negotiation of impact benefit type agreements with interested parties.

During the year ended December 31, 2023, Denison’s share of evaluation costs at Wheeler River was $15,971,000 (December 31, 2022 – $23,044,000).

MANAGEMENT’S DISCUSSION & ANALYSIS

Engineering Activities

Feasibility Field Test

The FFT was designed to use the commercial-scale ISR test pattern installed at Phoenix in 2021 to facilitate a combined evaluation of the Phoenix deposit's hydraulic flow properties, with the leaching characteristics that were previously assessed through the metallurgical core-leach testing program.

The successful completion of the leaching and neutralization phases of the FFT in the fourth quarter of 2022 provided further verification of the permeability, leachability, reclamation, and containment parameters needed for the successful application of the ISR mining method at the Phoenix deposit.

The final stage of the FFT, the recovered solution management phase, was completed in 2023 and involved treating the solutions recovered in 2022 during the leaching and neutralization phases to produce (i) a mineralized precipitate and (ii) a treated effluent solution that met permit criteria for re-injection back into the mineralized formation. The mineralized precipitate will be stored on surface at site and will be monitored in further care and maintenance activities. The recovered solution management phase was initiated in July 2023 and was completed in October 2023. A total of 560 cubic metres (‘m3‘) of recovered solution was successfully processed into treated effluent and a mineralized precipitate, containing an estimated 99.99% of the 14,400 pounds U3O8 previously estimated to be dissolved in the recovered solution.  The treated effluent was tested to ensure compliance with permit conditions and was then injected into the mineralized zone. The results of this phase of the FFT validates the Company’s processing designs and assumptions for the future Phoenix processing plant.

With the completion of the recovered solution management phase, Denison has initiated the decommissioning the FFT facilities, in accordance with its permit conditions.  Decommissioning involves the cleaning, deconstruction, and shipment off-site of equipment used during the leaching, neutralization, and solution management phases. As the decommissioning work was not completed prior to the onset of winter weather conditions, Denison expects to complete the majority of the decommissioning of the FFT site in 2024.

Metallurgical Testing

Metallurgical testing continued during 2023 at the Saskatchewan Research Council Laboratories (‘SRC’) in Saskatoon, including the completion of pilot plant operations, as part of FEED, to further inform key equipment sizing for the Phoenix plant, including thickeners/clarifiers, dewatering equipment selection including filtration vs pressure filter vs centrifuge, and to gather more information for yellowcake dryer vendors.

Phoenix FS

The results of the Phoenix FS were released in June 2023 and the Wheeler River Technical Report was filed in August 2023.

The Phoenix mineral resource estimate has been updated to reflect 70 additional drill holes completed since the previous mineral resource estimate from 2018. The additional drilling consisted primarily of test wells installed to support ISR de-risking activities and certain targeted resource definition drill holes. As a result of the additional drilling, 30.9 million pounds U3O8 (64,200 tonnes at 21.8% U3O8) have been upgraded from Indicated mineral resources to Measured mineral resources in recognition of the increased confidence in certain areas of Phoenix Zone A.

Phoenix is planned to be the first uranium ISR mining operation in the Athabasca Basin region. Comprehensive field and laboratory test work has been completed to de-risk the use of the ISR mining method at the Phoenix deposit –including the highly successful completion of the leaching and neutralization phases of the FFT at Phoenix in the fall of 2022. Over 3,300 data points have been collected within Phoenix to advance hydrogeological evaluations, and extensive groundwater flow modelling has been completed to develop an advanced three-dimensional estimation of the subsurface flows within and surrounding the Phoenix deposit. The data allowed for modelling of complex hydrogeological and geochemical datasets, which together with the uranium recovery curve, were used to estimate the rate of uranium dissolution within the orebody and facilitate the detailed wellfield design and production planning process.

Mining is planned to occur over a 10-year period, spanning 11 calendar years, with partial years of production occurring in both the first and final calendar year of the production plan. Progressive reclamation and decommissioning is planned to commence in each phase of the ore zone once production has ceased.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Proven and Probable mineral reserves at Phoenix are estimated to be 56.7 million pounds U3O8 (219,000 tonnes at 11.7% U3O8). This estimate is based on the aggregate mine feed to the plant and represents 80.6% recovery of the total available uranium (U3O8) in the Measured and Indicated mineral resources. Proven mineral reserves are those which were subject to a recovery test during the FFT in 2022.

Consistent with the 2018 PFS, the Phoenix FS calls for the construction of a processing plant on the Wheeler River site, which has been designed to receive uranium bearing solution (‘UBS’) from the wellfield for processing to a finished yellowcake product that meets industry standards.

An acidic lixiviant solution is prepared in the processing plant and transferred to an injection solution handling system for distribution in the wellfield. The solution is injected through a series of wells arranged in a pattern surrounding extraction / recovery wells, which are designed to pump the UBS up to surface once the lixiviant has travelled through the ore zone and dissolved the uranium from the host rock.

Once the UBS is received at the processing plant, removal of impurities such as iron (Fe) and radium (Ra) occur via Stage 1 (Fe/Ra) precipitation. Next the purified leach solution feeds the Stage 2 yellowcake precipitation circuit and the yellowcake product is dried and packaged for shipment. The processing plant has been designed based on an average uranium head grade of the UBS recovered from the wellfield of 22 grams per litre and is expected to recover 96.5% of the uranium feed contained in UBS after a 6-month ramp-up period of the plant (when recovery is expected to be initially 93.4%). Taken together with planned subsequent recoveries of uranium contained in the Stage 1 (Fe/Ra) precipitation product, total recovered uranium of 56.2 million pounds U3O8 is planned to be available for sale – representing a combined 99% recovery rate.

Overall, the processing plant flowsheet remains largely consistent with the 2018 PFS; however, additional provisions have been included for effluent treatment via a three-stage neutralization process. Whereas the 2018 PFS assumed a “closed loop” processing system, the Phoenix FS design is aligned with the engineering components and criteria included in the EA for the ISR project, which allow for the treatment of process solutions and controlled release of a treated effluent to the environment. This is an example of how the iterative nature of the EA process has informed project designs during the Phoenix FS process, to ensure that the plans are aligned and costed to meet or exceed environmental criteria expected to be required by the ongoing regulatory approval process. While this design for effluent treatment has been adopted for the Phoenix FS, the potential remains for ongoing FEED studies to optimize the processing plant design.

The Phoenix FS was prepared by Wood PLC, as the independent lead author, with a level of engineering design necessary to support a Class 3 capital cost estimate (AACE international standard with an accuracy of -15% /+25%).

Capital Costs

The estimated initial direct capital costs of $273.8 million represent a 32% increase compared to the initial direct capital costs from 2018 PFS, which have been adjusted to reflect the movement of offsite infrastructure costs from direct costs to Other (owner’s) costs. The increase in initial direct capital costs reflects recent inflationary trends in labour and materials costs and the impact of several design changes resulting from the substantive advancement of project designs from the 2018 PFS. Importantly, the design changes in the Phoenix FS reflect (i) modifications necessary to allow for production plan optimizations, leading to a 43% increase in the rate of production during the first five years of production, (ii) choices made as a result of the iterative EA evaluation process, and (iii) results of the multi-year technical de-risking program.

MANAGEMENT’S DISCUSSION & ANALYSIS

Initial capital costs are expected to be incurred during a 24-month construction period that will include the establishment of site infrastructure, as well as the freeze wall perimeter around the Phase 1 mining zone and initial wellfield development within Phase 1.

Phoenix Capital Costs ($ millions)
	Initial	Sustaining	Total
Wellfield	$63.0	$177.1	$240.1
ISR processing plant	$102.6	$-	$102.6
Surface facilities	$14.7	$2.1	$16.8
Utilities	$34.8	$-	$34.8
Electrical	$19.1	$-	$19.1
Civil and earthworks	$39.6	$-	$39.6
Decommissioning	$-	$88.8	$88.8
Subtotal – Direct Costs	$273.8	$268.0	$541.8
Indirect costs	$70.5	$31.6	$102.1
Other (owner’s) costs	$32.7	$-	$32.7
Contingency	$42.6	$23.3	$65.9
Total Capital Costs	$419.4	$322.9	742.3

Note: Figures may not sum due to rounding

Contingencies reflect approximately 11% of total capital costs, which is considered appropriate given the estimate was prepared to meet AACE Class 3 requirements, as well as Denison’s significant experience with key capital cost drivers through the completion of multiple field test programs at Phoenix since the 2018 PFS.

Taken together with estimated indirect costs, owner’s costs, sustaining and decommissioning capital costs, contingencies, and with the reallocation of certain costs to the pre-FID period, total life of mine capital costs are estimated at $742.3 million. This represents a 74% increase in life of mine capital costs compared to the 2018 PFS.

As is demonstrated by the project’s current NPV, the economic outcome of the project has not been adversely impacted by the increase in life of mine capital costs. Significant contributors to the overall increase in capital costs include the wellfield, ISR processing plant, and decommissioning costs, as further described below:

Wellfield +$141.0 million

The increase includes the adoption of a phased “freeze wall” design to replace the novel “freeze dome” concept included in 2018 PFS. The freeze dome introduced significant technical risk to the ISR mining process and added complexity from an environmental protection standpoint. The cost of the freeze dome was included in initial capital costs, whereas the cost of the freeze wall is spread over the life of mine, thus significantly reducing the impact to the NPV from the overall increase in capital costs. Materials and installation costs for the ISR injection and extraction wells are now based on the Company’s actual experience in installing both large and small-diameter test wells during the de-risking process, providing a much more accurate estimate of costs compared to the 2018 PFS.

Processing plant +$47.1 million

The increase reflects a variety of design adjustments to the processing plant, including those which enable an increase in the planned production rate by 43% during the first 5 years, which has a positive impact on the NPV.

Decommissioning +$60.2 million

The increase reflects the incorporation of costs associated with ore zone groundwater remediation to achieve targets proposed in the EA; more detailed management and regulatory cost requirements, improved accuracy in well decommissioning activities, process plant decontamination and demolition including transport and disposal of waste materials, additional costs for decommissioning larger industrial water treatment facilities, and environmental monitoring labour and analytical costs. As these increased capital costs are primarily expected to occur at the end of the mine life, the impact to the NPV from the increased capital costs is minimized.

MANAGEMENT’S DISCUSSION & ANALYSIS

Operating Costs

Average estimated operating costs of $8.51 (US$6.28) per pound U3O8 produced remain highly competitive amongst the lowest-cost uranium mining operations globally. Operating costs during the first five years of production are expected to be $6.64 (US$4.90) per pound U3O8, benefitting from the increased scale of operations and higher concentrations of uranium contained in recovered UBS. During the remaining years of production, operating costs are expected to be $13.69 (US$10.10) per pound U3O8.

As a proportion of operating costs per pound, processing costs have increased from the 2018 PFS, now accounting for nearly 62%, as compared to 45% in the 2018 PFS. The biggest contributors to the increased processing costs include reagent usage, as well as estimated costs for reagents, fuel/propane, and labour.

Changes to reagent usage reflect the results of the Company's multi-year technical de-risking process, which has provided a robust data set of metallurgical tests on which the current estimate of reagent usage has been based, as compared to limited preliminary leach data used for the 2018 PFS.

The cost of reagents, fuel/propane, and labour reflect the impact of inflation and supply chain challenges experienced through 2022 and into 2023. Based on the timing of this study, reagent and fuel/propane prices used may be reflective of "peak inflation" pricing and present a possible opportunity for optimization in future years. These cost increases are expected to impact uranium mining operations globally; however, few have completed significant operating cycles and/or estimates of future costs in the current cost environment.

Uranium Selling Price Assumptions

The base case economic analysis assumes uranium sales from Phoenix mine production will be made from time to time throughout the production period at the forecasted annual “Composite Midpoint” uranium spot price from the Q2’2023 Uranium Market Outlook (‘UMO’) issued by UxC, LLC (‘UxC’), which is stated annually in constant (non-inflated) 2023 dollars and ranges from ~US$66 to US$70 per pound U3O8 during the indicative production period of the Phoenix operation. This is the same pricing methodology applied for Phoenix as the base case scenario in the 2018 PFS, where the “Composite Midpoint” uranium prices during the indicative years of production then ranged from only US$29 to US$45 per pound U3O8 in constant 2018 dollars. Consistent with the 2018 PFS, the overall cost profile and construction timeline of the planned Phoenix ISR mine is not expected to require substantial contract base loading to justify development. Accordingly, the spot price indicator from UxC has been used for the Phoenix base case economic analysis.

Gryphon Update

The mineral resource estimate for Gryphon remains unchanged from the 2018 PFS. Using a cut-off grade of 0.2% U3O8, Gryphon is estimated to contain Indicated mineral resources of 1,643,000 tonnes, at a grade of 1.7% U3O8 for a total of 61.9 million pounds U3O8, plus Inferred mineral resources of 73,000 tonnes at a grade of 1.2% U3O8 for a total of 1.9 million pounds U3O8. Mineral resources are stated inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The mine development and production plan for Gryphon remains largely the same as the 2018 PFS. Access to the deposit is planned to be via a primary production shaft with a diameter of 6.1 metres, installed using a blind boring method to a depth of 550 metres below surface. A ventilation shaft with a diameter of 5.8 metres, is also planned to be excavated via blind boring to a depth of 550 metres.

Access from the shaft to the mine workings will be via a single ramp located on the hanging wall of the deposit. Mining is planned to consist of conventional underground longhole stoping mining methods and is expected to primarily utilize a longitudinal retreat approach. Mined stopes will be backfilled using a combination of rockfill, cemented rockfill, and hydraulic fill.

Overall, 49.7 million pounds U3O8 over 1,260,000 tonnes grading 1.8% U3O8 are planned to be extracted from Gryphon over an approximately 6.5-year mine life.

Consistent with the 2018 PFS, production from the Gryphon operation is assumed to be processed at the 22.5% Denison-owned McClean Lake processing plant, which is located in the northeastern portion of the Athabasca Basin region. The results from the 2018 PFS indicate that the Gryphon deposit is amenable to recovery utilizing the existing flowsheet for the McClean Lake mill with minimal required upgrades and an estimated recovery rate of 98.2%. Due to the volume of throughput expected from the Gryphon operation, the McClean Lake mill will require certain upgrades to process the mine production from Gryphon.

To facilitate access to the McClean Lake mill from the Wheeler River site, the Gryphon Update carries certain costs of building an extension to Highway 914 to connect the McArthur River and Cigar Lake operations and to allow for the transport of Gryphon mine production over an approximately 160 kilometre route.

MANAGEMENT’S DISCUSSION & ANALYSIS

Due to its proximity to Phoenix, the Gryphon operation is expected to benefit from site infrastructure that is planned to be established in support of the Phoenix ISR mine (e.g., airstrip, camp, access road, power distribution). Additional site infrastructure for Gryphon is generally limited to items directly related to the underground mining operation, including incremental power distribution requirements, ore and waste rock handling, as well as mine water handling and treatment.

Capital Costs

Estimated direct initial capital costs of $487.6 million represent a 48% increase compared to the 2018 PFS. The increase in direct initial capital costs reflect recent inflationary trends in labour and materials costed using the Chemical Engineering Plant Cost Index. Initial capital costs are expected to be incurred during a 42-month construction period that will include approximately 24 months for the completion of the production shaft and vent raise. Surface facilities, underground excavation, haulage road, and McClean Lake mill upgrades are expected to take approximately 18 months. Initial ore recovery occurs prior to the completion of construction and ramps up for the mine to achieve full production by year 3.

Contingencies reflect approximately 25% of total capital costs, which is considered appropriate given the estimate was prepared to meet AACE Class 4 requirements in alignment with the stage of engineering and design efforts for the project.

Taken together with estimated indirect costs, sustaining and decommissioning capital costs, and the reallocation of certain costs to the pre-FID period, total life of mine capital costs are estimated at $841.1 million. This represents a 19% increase in life of mine capital costs compared to the 2018 PFS. Due to construction schedule optimization, the impact of increased capital costs to the NPV has been minimized.

Operating Costs

Estimated operating costs of $17.27 (US$12.75) per pound U3O8 produced have increased by approximately 14% from the 2018 PFS and remain highly competitive amongst the lowest-cost uranium mining operations globally. Operating costs have increased as a result of recent inflationary trends in labour and materials, partially offset by favourable updates to certain milling assumptions.

Uranium Selling Price Assumptions

The base case economic analysis assumes uranium sales from Gryphon mine production will be made throughout the mine life at a fixed price of US$75 per pound U3O8, which is based on the average of the forecasted annual “Composite Midpoint” long-term uranium price from UxC’s Q2’2023 UMO, which is stated in constant (non-inflated) 2023 dollars, during the indicative production period of Gryphon, rounded to the nearest US$5 per pound U3O8. This is the same pricing methodology applied for Gryphon as the base case scenario in the 2018 PFS, where the “Composite Midpoint” long-term uranium price during the indicative years of production averaged ~US$50 per pound U3O8 in then constant 2018 dollars. Consistent with the 2018 PFS, the overall cost profile and construction timeline of the planned Gryphon underground mine is considered to be more amenable to fixed (base escalated) price contracts with nuclear energy utilities to reduce risk and justify a development decision. Accordingly, the long-term price indicator from UxC has been used for the Gryphon base case economic analysis.

Front End Engineering Design

FEED activities were initiated for Phoenix in early 2023, prior to the completion of the Phoenix FS, in order to increase the level of engineering definition in key project areas.  This parallel approach allowed for the results of several FEED scopes to be incorporated into the results of the Phoenix FS.

Following the completion of the Phoenix FS, additional FEED work continued, to assess opportunities to optimize the process plant and well field designs. FEED activities during 2023 included:

●	Studies on air emissions controls and water treatment improvements to optimize specific design requirements and support regulatory submissions and approvals.
●	The development of a detailed procurement schedule and the initiation of ordering of long lead items for key electrical and control systems
●	The advancement of electrical and instrumentation engineering with the completion of the electrical load studies, substation design, and updates to the single line diagram to allow for procurement of long-lead electrical requirements such as the main transformer.

MANAGEMENT’S DISCUSSION & ANALYSIS

●	Mechanical engineering activities with optimization studies for header house design; major process equipment selection; as well as plant HVAC design refinement to satisfy anticipated regulatory requirements.
●	Wellfield optimization activities, including an updated tomography model, and advanced design of the Phase 1 freeze wall to support final refinements to the Phase 1 well field layout.
●	The finalization of process flow diagrams and major equipment selection for the processing plant, using the results of the optimization test work.

The FEED phase is expected to be completed in early 2024, and the Company plans to immediately transition to the detailed design engineering phase for the Phoenix mining and processing infrastructure.  In January 2024, Denison announced that Wood has been selected to continue to work with Denison on the completion of several key scopes of the detailed design engineering activities for Phoenix

Environmental and Sustainability Activities and Licensing Activities

Environmental Assessment Activities

In October 2022, the draft EIS for the Phoenix ISR project was submitted to Provincial and Federal regulators for review and comment. Technical comments and information requests were received from both regulatory agencies in the first quarter of 2023 and the Company has provided technical responses to both the Provincial and Federal regulators.

In August 2023, the Company’s responses to the CNSC were deemed complete, allowing for the second phase of Federal review to begin and in November 2023, a second round of information requests was received from the CNSC. Following the successful resolution of the outstanding comments from the Federal Indigenous Review Team, the Company expects to then be in position to submit a final version of EIS for consideration at a future hearing of the CNSC.

In October 2023 the SKMOE confirmed its satisfaction with Denison’s comment responses and proposed EIS updates. The confirmation would allow Denison to finalize the EIS for the purpose of obtaining a Provincial EA approval, however this would delink the coordinated Provincial – Federal EA process, which is not expected to provide a meaningful schedule advantage for the Project. Denison plans to submit one version of the final EIS to both authorities once the Federal information requests have been resolved.

As part of the EA review process, Denison has also progressed the preparation of responses to the public comments received in relation to the Wheeler River draft EIS. During November 2023, Denison provided responses to Indigenous communities and other organizations that made comments during the public review of the Wheeler River EIS.   These responses will be provided to the CNSC when the EIS is finalized.

Licensing Activities

The Company has advanced its application to obtain a site preparation and construction license from the CNSC for Phoenix with the submission of the majority of the required program and design documents, including the Company’s plans to safely design, manage, prepare, and construct the proposed ISR mine and processing facility. The CNSC is currently reviewing the application against technical requirements.  Similar to the EA process, once the CNSC staff determine that the technical requirements of the application have been met, the staff will recommend a license be issued following a CNSC Commission hearing.

Evaluation Pipeline Properties

Waterbury Lake

In 2020, an independent PEA was completed for the Waterbury Lake Property (‘Waterbury’), which evaluated the potential use of the ISR mining method at the THT deposit. Further details regarding Waterbury, including the estimated mineral resources, are provided in the Technical Report for Waterbury titled ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020, a copy of which is available on Denison’s website and under its profile on each of SEDAR+ and EDGAR.

Denison’s 2023 evaluation activities at Waterbury were designed to build upon the 2020 PEA and included an ISR field program consisting of the installation of eight new ISR test wells within the mineralized zone at THT, the collection of site-specific hydrogeological test data to verify permeability and containment assumptions, and the collection of fresh metallurgical drill core samples in order to support additional de-risking of the ISR mining approach for the THT deposit.

MANAGEMENT’S DISCUSSION & ANALYSIS

The ISR field program commenced in the second quarter of 2023 with the installation of the first ISR test wells at THT. During the third quarter of 2023, the Company completed pump testing, injection testing, permeameter data collection, hydrogeological logging, metallurgical sampling, and geological logging. During the fourth quarter, an ion tracer test was completed.

The THT ISR field program successfully achieved each of its planned objectives including:

●	Confirmed Hydraulic Conductivity: Pump and injection tests were successfully completed within the test wells, validating hydraulic connectivity in 100% of the test wells within the ore zone, and achieving hydraulic conductivity values (a measure of permeability) consistent with the 2020 PEA for the project. Sufficient permeability within the ore zone is a key criterion for the successful deployment of the ISR mining method.
●	Established 10-hour Breakthrough Time with Ion Tracer Test: The tracer test significantly increased the confidence in the initial hydrogeological evaluations (pump and injection tests) within the test wells. The tracer test demonstrated Denison’s ability to maintain hydraulic control of injected solutions and achieve breakthrough times consistent with expectations.
●	Demonstrated the Effectiveness of Permeability Enhancement: One method of permeability enhancement was successfully deployed from multiple wells demonstrating the suitability of the method to the THT deposit. Efficiency of permeability enhancement was verified by comparison of pre- and post-permeability enhancement hydraulic testing.

During the year ended December 31, 2023, evaluation costs at THT were $4,404,000 (Denison’s ownership share $2,978,000). The minority owner of the project, Korea Waturbury Uranium Limited Partnership (‘KWULP’), elected not to fund its share of the 2023 evaluation program and therefore Denison funded 100% of the program expenditures and as a result, Denison’s ownership interest increased from 67.41% to 69.35%.

Midwest

The MWJV is operated by Orano Canada and is host to the high-grade Midwest Main and Midwest A uranium deposits, which lie along strike and within six kilometres of the THT and Huskie deposits on Denison’s 69.35% owned Waterbury Lake project. The Midwest and Waterbury deposits are all located in close proximity to existing uranium mining and milling infrastructure including provincial highways, powerlines, and Denison’s 22.5% owned McClean Lake mill.

A concept study for ISR application at Midwest (the ‘Concept Study’) was prepared by Denison during 2022 and was formally issued to the MWJV in early 2023 (see Denison press release dated April 12, 2023). Based on the positive results of the Concept Study, the MWJV provided Denison with approval to complete additional ISR-related evaluation work for Midwest in 2023.

Denison’s 2023 evaluation plans for Midwest included (i) an inaugural ISR field program designed to assess site-specific technical elements of the Midwest deposit and (ii) a metallurgical test program. The field program was completed during the third quarter of 2023 and the results of the program, along with further technical studies, are expected to be used to further advance the evaluation of the ISR mining method for the property, including the potential future preparation of a PEA. Metallurgical sampling and test work on historic drill core samples was completed and consisted of bottle roll tests designed to provide initial site-specific, ISR focused, metallurgical results.

During the year ended December 31, 2023, Denison’s share of evaluation costs at Midwest was $127,000 (December 31, 2022 – $nil).

Community Engagement Activities

During the year ended December 31, 2023, Denison continued working with Indigenous communities of interest and collaborated on engagement activities in the Athabasca Basin region of northern Saskatchewan, including community visits to provide information about Phoenix and Denison’s other exploration and evaluation activities. Engagement activities in 2023 included site visits at the Phoenix FFT site, a series of community meetings and open houses in the Northern Village of Pinehouse Lake, the Northern Village of Beauval and the Northern Village of Île à la Crosse.  Additionally, Denison carried out ongoing engagement activities with the Ya’thi Nene Lands and Resources Office related to the field activities at THT.

Significantly, on September 26, 2023, Denison and ERFN signed the SPA. The signing of the SPA follows years of active engagement, including a four-month-long ERFN-led community consultation process ahead of a ratification vote.  The SPA acknowledges that the Project is located within ERFN’s Ancestral Lands and provides Denison with ERFN’s consent to advance the Project, which represents a significant milestone in the history of both Denison’s relationship with ERFN and the Project. Amongst other key commitments, the SPA provides ERFN and its Members with (i) an important role in environmental monitoring and management, and (ii) benefits from community investment, business opportunities, employment and training opportunities, and financial compensation.

MANAGEMENT’S DISCUSSION & ANALYSIS

MINERAL PROPERTY EXPLORATION

During the year ended December 31, 2023, Denison’s share of exploration expenditures was $9,564,000 (December 31, 2022 –$8,097,000). The increase in exploration expenditures compared to the prior year was due to an increase in winter and summer exploration activities.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending typically higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

The following table summarizes the 2023 exploration activities. Exploration drilling programs were conducted at Wheeler River, Moon Lake South, Moon Lake, Johnston Lake, and at Waterfound, which is one of the Company’s non-operated properties. All exploration expenditure information in this MD&A covers the year ended December 31, 2023.

,12
EXPLORATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)(1)	Other activities
Bell Lake	100.00%	-	Geophysical Survey
Johnston Lake	100.00%	6,202 (8 holes)	Geophysical Survey
Moon Lake	100.00%	627 (1 hole)	-
Moon Lake South	75.00%	8,128 (14 holes)	Geophysical Survey
Waterfound	24.68%(2)	9,789 (17 holes)	-
Wheeler River	95.00%(3)	4,368 (7 holes)	Geophysical Survey

Total		29,114 (47 holes)

(1)	The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(2)	Denison’s effective ownership interest as at December 31, 2023, including an indirect 12.90% ownership interest held through Denison’s 50% ownership of JCU.
(3)	Denison’s effective ownership interest as at December 31, 2023, including the indirect 5.0% ownership interest held through Denison’s 50% ownership of JCU.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company’s land position in the Athabasca Basin, as of December 31, 2023, is illustrated in the figure below. During the fourth quarter of 2023, the Company added three new projects to its exploration portfolio by staking 101,634 hectares in 21 new claims, expanding the Company’s Athabasca land package to 387,780 hectares (228 claims). The land position reported by the Company excludes the land positions held by JCU.

Denison Mines
Denison Mines' Athabasca Properties
December 31, 2023
N
ATHABASCA BASIN
Blackwing
GR
CLK
Hook-Carter
Arrow
Triple R
Centennial
Northwest Territories
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Uranium mines and deposits
Uranium mill
Roads
Powerlines
Hatchet Lake
J Zone Roughrider
Waterfound North
Bell Lake
Murphy
Turkey Lake
Wolly
Torwalt Lake
McClean Lake Mill
Eagle Point
McClean Lake
Waterfound
Waterbury
Midwest
Rabbit Lake Mill
Johnston Lake
Cigar Lake
Packrat
Candle
Darby
Park Creek
West Bear
Epp Lake
Marten
McArthur River
Wolverine
Mann Lake
Lynx
Moon Lake North
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake South
Russell Lake
Moon Lake
Millennium
Bachman Lake
Crawford Lake
Ford Lake
Brown Lake
Key Lake
50 km

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River during the year ended December 31, 2023 was $1,785,000 (December 31, 2022 – $2,953,000).

Drilling

During the winter drilling program, three holes were drilled to test the potential to upgrade the unconformity-associated mineralization found in 2015 drill hole WR-597, located approximately 850 metres south of the Gryphon deposit (4.5% U3O8 over 4.5 metres), by testing the unconformity approximately 100 metres southwest along strike of WR-597. While the 2023 drill holes did not intersect unconformity-hosted uranium mineralization, multiple intervals of basement-hosted mineralization were identified: WR-810A intersected uranium mineralization grading 1.27% eU3O8 over 1.0 metres approximately 60 metres below the unconformity; and WR-811A identified basement-hosted mineralization grading 0.61% eU3O8 over 4.0 metres, approximately 4.0 metres below the unconformity.

The winter drilling program also included two additional holes at the Gryphon South target area, designed to test conductivity anomalies associated with the edges of a resistivity low anomaly, located an additional 2.8 kilometres along strike to the south of WR-810A and WR-811A. This basement resistivity low exhibits an S-shaped flexure, creating a structural setting where zones of both dilation and compression may be present, resulting in attractive targets for both basement-hosted and unconformity-hosted mineralization respectively.

MANAGEMENT’S DISCUSSION & ANALYSIS

WR-808 targeted the southeast edge of the resistivity anomaly. A graphitic pelite was intersected in the upper basement, interpreted to explain the conductive response. Unfortunately, no significant structural disruption was associated with this graphitic pelite. Significant carbonate veining was observed approximately 150 metres below the unconformity, perhaps indicating that there may be a significant structure nearby. No significant elevated radioactivity was encountered in WR-808.

WR-809 targeted the northwest edge of the resistivity anomaly and intersected a graphitic fault zone approximately 40 metres below the unconformity consisting of sporadic breccias with structurally upgraded graphite with thicknesses of up to 20 centimetres. The up-dip projection of this structure at the unconformity presents a target for future exploration drilling.

The fall drilling program was completed in October 2023 and consisted of two holes (1,334 metres) at the Gryphon deposit.

WR-812 targeted the northern strike extension of the Gryphon E2 lens by targeting the E2 horizon approximately 40 metres along strike to the northeast of mineralization encountered in WR-507D2 (38.6% U3O8 over 0.5 metres), which represents the northeastern end of the current interpretation of the E2 lens. While the hole intersected several intervals of low-grade mineralization near the interpreted E2 horizon, including a peak interval grading 0.48% eU3O8 over 1.7 metres, the mineralization identified in WR-812 is not anticipated to have a significant impact on the resources estimated for the E2 lens.

WR-813 was designed to test the unconformity expression of the up-dip projection of mineralization encountered in WR-709 by targeting the unconformity approximately 40 metres northwest from the unconformity intersection of WR-709. While intense structural disruption, resulting in intense quartz dissolution and significant core loss in the basal sandstone column, was identified, no uranium mineralization above a 0.05% eU3O8 cutoff was encountered at the unconformity. Instead, a narrow interval of low-grade uranium mineralization grading 0.06% eU3O8 over 0.3 metres was intersected approximately 30 metres below the unconformity contact, from 585.0 metres to 585.3 metres, associated with the margins of interfingering pelitic intervals within a pegmatitic unit.

Ground Geophysics

In addition to the winter diamond drilling activities, a Stepwise Moving Loop Electromagnetic (‘SWML EM’) survey that was initiated at the N Zone target area in the fourth quarter of 2022 was completed in January 2023. The survey successfully identified conductivity anomalies that lie coincident to resistivity low features defined by previous DC resistivity surveys at N Zone. These anomalies will be used to generate targets for future exploration drilling programs.

Exploration Pipeline Properties

During the year ended December 31, 2023, five exploration field programs were carried out at Denison’s pipeline properties (four operated by Denison) and Denison’s share of exploration costs for these properties was $7,097,000 (December 31, 2022 – $4,713,000).

The Company continues to review, prioritize and rationalize its Athabasca Basin exploration portfolio with the objective of continuing to explore its highest priority projects, with the potential to deliver significant and meaningful new discoveries, with a strong focus on evaluating prospective corridors in close proximity to proposed Phoenix infrastructure that may have the potential to host high-grade, ISR-amendable unconformity associated deposits.

Bell Lake

During the first quarter of 2023, a Small Moving Loop Electromagnetic (‘SML EM’) survey was completed on the Company’s 100%-owned Bell Lake property to locate and refine the positions of discrete, steeply-dipping conductors within a broad resistivity low anomaly identified from the 2013 and 2015 DC resistivity surveys. The survey has successfully resolved discrete conductors associated with previously identified resistivity anomalies, presenting compelling exploration targets for future drilling programs.

Hook-Carter

Located in the southwest corner of the Athabasca basin, the Hook-Carter project is interpreted to host the northeast strike extension of the Patterson Lake corridor, which hosts NexGen Energy’s Arrow deposit, Fission Uranium’s Triple R deposit, and Purepoint Uranium Group’s Spitfire zone. The project also overlies the interpreted strike extension of the Carter and Derkson corridors, each of which represent highly prospective, under-explored corridors in which significant uranium mineralization may exist.

MANAGEMENT’S DISCUSSION & ANALYSIS

A property-wide Z-Axis Tipper Electromagnetic (‘ZTEM’) survey was completed on the Company’s Hook-Carter property in June of 2023. The primary objective of the ZTEM survey is to develop a project-scale conductivity model that will provide valuable insight into the underlying basement geology. A total of 1,559 kilometres of ZTEM data was collected. The ZTEM survey data has provided a high-resolution property-scale conductivity model that will be used to drive future ground-based geophysics as Denison’s exploration team defines drill targets for future drilling programs on the property.

Johnston Lake

The Johnston Lake project is 100% owned and operated by Denison. The property, located approximately 20 kilometres northwest of Cameco’s Cigar Lake operation, consists of nine mineral dispositions totaling 28,647 hectares.

During the first quarter of 2023, an SML EM survey was completed on the property to better define basement conductivity associated with the MJ1 conductive trend and generate targets for future drill testing on the project. The results of the survey were used to generate drill targets for the 2023 exploration drilling program, and will also inform future potential programs on the property.

The 2023 exploration drilling program at Johnston Lake commenced in early June and was completed in the third quarter. A total of 6,202 metres was drilled in eight holes along the MJ-1 trend, where drilling completed by a previous operator identified significant uranium and base metal enrichment.

The 2023 exploration drilling program successfully explained the conductive response identified from the 2023 SML EM survey. Additionally, alteration and structure indicative of a potentially mineralizing system were intersected in all holes completed during the summer program. Low-grade mineralization was identified in several holes, highlighted by JL23-39, which intersected 0.89% U3O8 over 0.1 metres, intersected approximately 90 metres below the unconformity. The presence of this mineralization, along with the strike-slip nature of the MJ-1 corridor suggest that the MJ-1 corridor has the potential to host a Cigar Lake-style unconformity hosted uranium deposit.

Moon Lake

The Moon Lake property is located in the southeastern part of the Athabasca Basin, adjacent to the western boundary of the Wheeler River project. During the first quarter of 2023, the Company completed an exploration drilling program, consisting of one diamond drill hole drilled to 627 metres depth. No significant structure, alteration, or uranium mineralization was intersected.

Moon Lake South

The Moon Lake South property is also located adjacent to the western boundary of the Wheeler River project and is north of Denison’s 100% owned Crawford Lake project, approximately 30 kilometres northwest of Cameco’s Key Lake operation. The Moon Lake South project is a joint venture (‘Moon Lake South JV’) between Denison Mines Corp., which holds a 75% interest in the property, and CanAlaska Uranium Ltd., which holds the remaining 25% interest. Denison is the project operator.

The 2023 winter exploration program consisted of six completed diamond drill holes totaling 3,306 metres, designed to evaluate the potential to expand the footprint of known mineralization discovered in 2016 and 2021 by testing conductivity anomalies identified from the 2022 SWML EM survey.

In April 2023, the Company announced that uranium mineralization was encountered in four of the six drill holes completed during the 2023 winter exploration program, highlighted by MS-23-10A which intersected perched high-grade uranium mineralization lying approximately 30 metres above the sub-Athabasca unconformity.  Assay results from the 2023 winter drilling program were received during the second quarter, which confirmed and upgraded the high-grade result reported from MS-23-10A, returning 2.46% U3O8 over 8.0 metres (0.05% U3O8 cut-off), including 3.71% U3O8 over 4.5 metres (2% U3O8 cut-off).

MANAGEMENT’S DISCUSSION & ANALYSIS

Based on the results of the winter drilling program, the Moon Lake South JV approved a supplemental budget to expand the 2023 exploration program to include a summer/fall drilling program. The supplemental drilling program was initiated in early September and was completed in October 2023, consisting of eight completed diamond drill holes for a total of 4,822 metres.  Each hole completed during the fall drilling program encountered anomalous uranium enrichment in the basal Athabasca sandstone or within the upper basement, highlighted by drill hole MS-23-19, which intersected two zones of mineralization which returned uranium mineralization above a 0.05% U3O8 cut-off. The mineralized intervals are depicted in the table below:

MINERALIZED DRILL RESULTS FOR 2023 FALL DRILLING PROGRAM
Hole Number	Orientation (azi./dip)	From (m)	To (m)	Length(1) (m)	Grade (% eU3O8)(2)
MS-23-19(3)	306°/-56.7°	559.2	560.2	1.0	0.11
MS-23-19(3)	306°/-56.7°	565.4	566.9	1.5	0.08

1)	Lengths indicated represent the down-hole length of mineralized intersections.
2)	Grades reported using a cut-off grade of 0.05% U3O8.
3)	MS-23-19 was collared at 6,366,637 mN, 466,719 mE, 520.0 mASL (UTM NAD83 Z13N).

A SWML EM survey was initiated in December of 2023 and completed in early 2024 to infill widely spaced data from previous surveys to better resolve discrete conductors within the CR-3 corridor, along strike of high-grade mineralization discovered during the winter 2023 drilling program to develop targets for future drilling programs.

Waterfound River

Waterfound River (‘Waterfound’) is operated by Orano Canada. Denison has an effective 24.68% ownership interest in the project, including an 11.78% direct interest and a 12.90% indirect interest from its 50% ownership of JCU.

The 2023 diamond drill program was designed with three objectives: (i) to evaluate and define the extent of high-grade unconformity associated uranium mineralization around the recently discovered Crocodile zone (including the broad zone of uranium mineralization previously encountered in WF-74A, which returned 4.75% eU3O8 over 13.3 metres, including a peak interval of 25.23% eU3O8 over 0.5 metres); (ii) characterize and determine the extent of historical mineralization at the Alligator showing (includes 4.49% U3O8 over 10.53 metres); and (iii) test the potential for high-grade mineralization between the two mineralized zones.

The most significant mineralization returned from the 2023 winter drill program was encountered in WF-74A-1, which tested the unconformity approximately 17 metres south of WF-74A. Mineralization grading 0.53% eU3O8 over 4.6 metres was encountered straddling the unconformity contact.

The summer drill program was initiated in mid-June 2023 and was completed during the third quarter of 2023. Six holes were drilled during the summer program, for a total of 3,471 metres.

While significant structure and indicative alteration were intersected in each hole drilled during the summer program, only two holes (Holes WF-89 and WF-90, drilled on a fence approximately 1,250 metres west of the Crocodile showing) returned uranium mineralization with grades exceeding a 0.05% eU3O8 cutoff. WF-89 encountered disseminated blebs of uraninite within a sandstone matrix approximately 0.5 metres above the unconformity contact, grading 0.08% eU3O8 over 0.3 metres. The follow-up hole, WF-90, drilled approximately 25 metres grid south of the mineralization encountered in WF-89, intersected low-grade basement-hosted mineralization grading 0.09% eU3O8 over 0.2 metres, located approximately 55 metres below the unconformity contact.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $13,760,000 during the year ended December 31, 2023 (December 31, 2022 – $12,538,000). These costs are mainly comprised of head office salaries and benefits, stock based compensation expense, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses in the current fiscal year is predominantly due to an increase in severance costs, travel costs associated with site visits to the Phoenix FFT site, and legal costs.

MANAGEMENT’S DISCUSSION & ANALYSIS

OTHER INCOME AND EXPENSE

During the year ended December 31, 2023, the Company recognized net other income of $136,472,000 (December 31, 2022 – net other income of $55,244,000).

The main drivers of other income/expense are as follows:

Fair value gains or losses on uranium investments

During 2021, the Company acquired 2,500,000 pounds of U3O8 at a weighted average cost of $36.67 (US$29.66) per pound U3O8 (including purchase commissions of $0.05 (US$0.04) per pound U3O8) to be held as a long-term investment to strengthen the Company’s balance sheet and potentially enhance its ability to access future project financing in support of the advancement and/or construction of Wheeler River. Given that this material is held for long-term capital appreciation, the Company’s holdings are measured at fair value, with changes in fair value between reporting dates recorded through profit and loss. During the fourth quarter of 2023, the Company sold 200,000 pounds of U3O8 at a weighted average price of $99.50 (US$73.38) per pound U3O8. As at December 31, 2023 the Company holds 2,300,000 pounds of U3O8.

During the year ended December 31, 2023, the spot price of U3O8 increased from $65.01 (US$48.00) per pound U3O8 as at December 31, 2022, to $120.35 (US$91.00) per pound U3O8, at December 31, 2023, resulting in a fair value of the Company’s uranium investments of $276,815,000 and mark-to-market gains on the Company’s uranium holdings for the year ended December 31, 2023 of $134,180,000 (December 31, 2022 – mark to market gain of $29,422,000) including a realized gain on sale of $12,604,000 (US$8,775,000) from the fourth quarter uranium sales.

Fair value gains or losses on portfolio investments

During the year ended December 31, 2023, the Company recognized a loss of $9,000 on portfolio investments carried at fair value (December 31, 2022 – a loss of $6,469,000). Gains and losses on investments carried at fair value are determined by reference to the closing share price of the related investee at the end of the period, or, as applicable, immediately prior to disposal.

Fair value gains or losses on F3 Debentures

During the year ended December 31, 2023, the Company completed a $15 million strategic investment in F3 in the form of unsecured convertible debentures, which carry a 9% coupon and will be convertible at Denison’s option into common shares of F3 at a conversion price of $0.56 per share. F3 has the right to pay up to one third of the quarterly interest payable by issuing common shares. F3 will also have certain redemption rights on or after the third anniversary of the date of issuance of the Debentures and/or in the event of an F3 change of control. As a result of the Debentures’ conversion and redemption features, the contractual cash flow characteristics of these instruments do not solely consist of the payment of principal and interest and therefore the Debentures are accounted for as a financial asset at fair value through profit and loss. During the year ended December 31, 2023, the Company recognized a mark-to-market gain of $565,000 on its investments in the Debentures as a result of increases in the F3 share price as well as decreases in the risk-free rate and the credit spread.

Gain on receipt of proceeds from Uranium Industry a.s

In January 2022, the Company executed a Repayment Agreement (‘RA’) pursuant to which the parties negotiated the repayment of the debt owing from Uranium Industry a.s (‘UI’) to Denison in connection with the Company’s sale of its mining assets and operations located in Mongolia to UI in 2015 for upfront cash consideration as well as the rights to receive additional contingent consideration. Under the terms of the RA, UI has agreed to make scheduled payments of the amounts owing from the sale of the Mongolia operations through a series of quarterly installments and annual milestone payments, until December 31, 2025. The total amount due to Denison under the RA, including amounts received to date, is approximately US$16,000,000, inclusive of additional interest to be earned over the term of the agreement at a rate of 6.5% per annum. To date, the Company has collected US$7,900,000 of the amounts due under the RA. The RA includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of the arbitration award while UI is in compliance with its obligations under the RA.

MANAGEMENT’S DISCUSSION & ANALYSIS

During the year ended December 31, 2023, the Company received US$3,100,000, from UI (December 31, 2022 – US$4,800,000), of which a portion relates to reimbursement of legal and other expenses incurred by Denison. The decrease in payments received in 2023, as compared to the prior period, is a function of the repayment schedule, which included an initial payment of US$2,000,000 upon the execution of the RA in January 2022. During the year ended December 31, 2023, as a result of the payments received, the Company recorded gains related to the Mongolia sale receivable of $4,097,000 (December 31, 2022 – $6,142,000).  This receivable is recorded at fair value at each period end (December 31, 2023 and December 31, 2022 – $nil).

Foreign exchange gains

During the year ended December 31, 2023, the Company recognized a foreign exchange gain of $321,000 (December 31, 2022 – gain of $816,000). The foreign exchange gain is predominantly due to the impact of the increase in the US dollar to Canadian dollar exchange rate during the year on US dollar cash and accounts receivable balances.

Fair value gains or losses on warrants on investments

In October 2021, the Company sold (1) 32,500,000 common shares of GoviEx Uranium Inc. (‘GoviEx’) and (2) 32,500,000 GoviEx warrants (‘GoviEx Warrants’) for combined gross proceeds of $15,600,000. The gross proceeds were allocated to the GoviEx shares and GoviEx Warrants based on their relative fair values at the time of sale.

The GoviEx Warrants entitled the holder to acquire from Denison one common share of GoviEx owned by Denison for $0.80 during the 18 month life of the warrant (until April 2023) and were accounted for as a derivative liability. At each applicable period end, the warrants were revalued, and the revaluation gains and losses are recorded in other income and expense.

During the year ended December 31, 2023, the Company recorded a fair value loss on the GoviEx Warrants of $nil (December 31, 2022 – gain of $1,625,000). The warrants expired unexercised in April 2023 and had already been reduced to a fair value of $nil at December 31, 2022.

Fair value gains or losses on share purchase warrants

In February and March 2021, Denison completed two equity offerings involving the issuance of units, which were comprised of one common share and one half of a common share purchase warrant. Each full warrant entitled the holder to acquire one common share of the Company at a pre-determined exercise price for 24 months after issuance. The exercise prices for the share purchase warrants were denominated in US dollars, which differs from the Company’s Canadian dollar functional currency, and therefore the warrants were classified as a non-cash derivative liability, rather than equity, on the Company’s statement of financial position.

At the date of issuance of the units, the gross proceeds of each offering were allocated between the common shares and the common share purchase warrants issued using the relative fair value basis approach, and the amount related to the warrants was recorded as a non-current derivative liability. At each applicable period end, the warrants were revalued, with the revaluation gains or losses recorded in other income and expense.

During the year ended December 31, 2023, the Company recorded a fair value loss of $nil on the revaluation of the Denison share purchase warrants (December 31, 2022 – gain of $20,337,000). The warrants expired in the first quarter of 2023 and had already been reduced to a fair value of $nil at December 31, 2022.

EQUITY SHARE OF INCOME FROM JOINT VENTURES

During the year ended December 31, 2023, the Company recorded its equity share of loss from JCU of $4,400,000 (December 31, 2022 – $2,887,000). The Company records its share of income or loss from JCU one month in arrears, based on the most available financial information, adjusted for any subsequent material transactions that have occurred. The increase in the equity share of loss of JCU in 2023 compared to 2022 was predominantly due to the revaluation of a financial liability owed by JCU that is accounted for at fair value.

MANAGEMENT’S DISCUSSION & ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $131,054,000 at December 31, 2023 (December 31, 2022 – $50,915,000).

The increase in cash and cash equivalents of $80,139,000 was predominantly due to net cash provided by financing activities of $111,179,000, partially offset by net cash used in operations of $30,667,000 and net cash used in investing activities of $719,000.

Net cash used in operating activities of $30,667,000 was predominantly due to net income for the period, and adjustments for non-cash items, including fair value adjustments.

Net cash used in investing activities of $719,000 consists primarily of the Company’s cash proceeds of $19,901,000 from the sale of 200,000 pounds U3O8 at an average sales price of $99.50 per pound U3O8 (USD$73.38), which was more than offset by a $15,000,000 investment in the convertible debentures of F3, incremental investments in JCU, an increase in property plant & equipment, as well as an increase in restricted cash due to the Company’s funding the Elliot Lake reclamation trust fund.

Net cash provided by financing activities of $111,179,000 was mainly due to the net proceeds from the Company’s October equity financing, the ATM equity program, as well as stock option exercises. See below for further details regarding the October equity financing as well as the ATM program.

In September 2021, the Company filed a short form base shelf prospectus (‘2021 Base Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States, which subsequently expired on October 16, 2023. The 2021 Base Shelf Prospectus related to the public offering for sale of securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2021 Shelf Prospectus and pursuant to a prospectus supplement, for an aggregate offering amount of up to $250,000,000.

Also in September 2021, Denison entered into an equity distribution agreement providing for an ATM equity offering program (‘2021 ATM Program’), qualified by a prospectus supplement to the 2021 Base Shelf Prospectus. The 2021 ATM Program allowed Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to US$50,000,000.

During the year ended December 31, 2023, the Company issued 19,786,160 shares under the 2021 ATM Program. The common shares issued in the year ended December 31, 2023 were issued at an average price of $1.91 per share for aggregate gross proceeds of $37,887,000.  During the year ended December 31, 2023, the Company also recognized issue costs of $845,000 related to its ATM share issuances, including $757,000 of commissions, for net proceeds of $37,042,000. In total, the Company issued 34,669,322 shares under the 2021 ATM Program at an average price of $1.91 per share for aggregate gross proceeds of $66,062,000 (US$49,800,000).

In October 2023, Denison issued 37,000,000 common shares pursuant to a public offering qualified by a prospectus supplement to the 2021 Base Shelf Prospectus. The common shares were priced at US$1.49 for gross proceeds of $75,082,000 (US$55,130,000).

Also during the year ended December 31, 2023, the Company received share issue proceeds of $3,534,000 related to the issuance of 4,559,047 shares upon the exercise of employee stock options.

Use of Proceeds

March 2021 Unit Financing

As disclosed in the Company’s prospectus supplement to its 2020 base shelf prospectus dated March 17, 2021 (‘March 2021 Prospectus Supplement’), the majority of the net proceeds of the equity financing from March 2021 were expected to be utilized to purchase physical uranium in the uranium spot market, with a target of acquiring approximately 2,500,000 pounds of U3O8, as well as general, corporate and administrative expenses, including storage costs for the purchased uranium. During 2021, the Company acquired 2,500,000 pounds of U3O8 with a total cost of $91,674,000. The remainder of the net proceeds of this financing were utilized for general, corporate, and administrative expenses, in line with the use of proceeds disclosed in the March 2021 Prospectus Supplement.

MANAGEMENT’S DISCUSSION & ANALYSIS

2021 ATM Program Financing

As disclosed in the Company’s prospectus supplement to the 2021 Base Shelf Prospectus dated September 28, 2021 (‘September 2021 Prospectus Supplement’), the net proceeds raised under the 2021 ATM Program were expected to be utilized to potentially fund Wheeler River evaluation and detailed project engineering, long lead project construction items, as well as general, corporate and administrative expenses, subject to the actual amount raised. During the period from the closing of the financing in September 2021 to December 31, 2023, the Company’s use of proceeds from this offering was in line with that disclosed in the September 2021 Prospectus Supplement.

October 2023 Financing

As disclosed in the Company’s prospectus supplement to the 2021 Base Shelf Prospectus dated October 11, 2023 (‘October 2023 Prospectus Supplement’), the net proceeds of the October 2023 equity financing are expected to be utilized to fund the advancement of the Phoenix project through the procurement of long lead items (including associated engineering, testing, and design), exploration and evaluation expenses, as well as general, corporate and administrative expenses. During the period from the closing of the financing in October 2023 to December 31, 2023, the Company’s use of proceeds from this offering was in line with that disclosed in the October 2023 Prospectus Supplement.

Revolving Term Credit Facility

On December 21, 2023, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2025 (the ‘Credit Facility’). Under the Credit Facility, the Company has access to letters of credit of up to $23,964,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $7,972,000 in cash collateral on deposit with BNS to maintain the current letters of credit issued under the Credit Facility.

Contractual Obligations and Contingencies

The Company has the following contractual obligations at December 31, 2023:

					After
(in thousands)	Total	1 Year	2-3 Years	4-5 Years	5 Years
Accounts payable and accrued liabilities	$10,822	$10,822	$-	$-	$-
Lease liabilities	311	161	146	4	-
Debt obligations	135	52	82	1	-
	$11,268	$11,035	$228	$5	$-

Exploration Spending Required to Maintain Exploration Portfolio in Good Standing

The Company has a portfolio of mineral properties, predominantly composed of 228 mineral claims in the Athabasca Basin region of Saskatchewan, Canada as at December 31, 2023. Under The Mineral Tenure Registry Regulations in Saskatchewan, once a claim has been ‘staked’, it may be held for an initial two-year period, and this period may be renewed year to year, subject to the holder expending a minimum required amount on exploration on the claim lands. Exploration expenditures that exceed the annual spending requirements may be carried forward and applied against future spending requirements. In addition, the Company, has mine surface lease payment obligations through its ownership interest in the MLJV and MWJV.

MANAGEMENT’S DISCUSSION & ANALYSIS

In order to maintain the Company’s current exploration portfolio in good standing for a period of five years, the Company’s share of the required exploration expenditures is outlined in the table below.

(in thousands)	Total	1 Year	2 Year	3 Year	4-5 Years
Exploration expenditures required to maintain claim status	$9,487	$105	$1,995	$2,262	$5,125
Surface lease payments	138	27	27	27	57
	$9,625	$132	$2,022	$2,289	$5,182

The Company routinely assesses its exploration portfolio in order to rank properties in accordance with their exploration potential. From time to time, strategic decisions are made to either acquire new claims, through staking or purchase, or to allow claims to lapse. Claims are allowed to lapse if the Company determines that no further exploration work is warranted by the Company. The amounts in the table above were calculated based on currently approved legislation and assumes that the land claims held at the date of the MD&A would be maintained for the duration of five years. In addition, where Denison holds a claim with a partner, the Company has assumed that each partner will fund its share of the required expenditures.

Reclamation Sites

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company’s reclamation liability, at December 31, 2023, is estimated to be $34,898,000, which is the present value amount that is expected to be sufficient to cover the projected future costs for reclamation of the Company’s mill and mine operations. There can be no assurance, however, that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

Elliot Lake – The Elliot Lake uranium mine was closed in 1992 and capital works to decommission the site were completed in 1997. The remaining provision is for the estimated cost of monitoring the tailings management areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the CNSC. In the fourth quarter of 2023, an adjustment of $3,229,000 was made to increase the reclamation liability to reflect minor adjustments in future plans as well as changes in the long-term discount rate used to arrive at the Company’s best estimate of the present value of the total reclamation cost that will be required in the future. Spending on restoration activities at the Elliot Lake sites is funded from the Elliot Lake reclamation trust fund. At December 31, 2023, the amount of restricted cash and investments relating to the Elliot Lake reclamation trust fund was $3,259,000.

McClean Lake and Midwest – The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of future decommissioning and reclamation activities are prepared every 5 years and filed with the applicable regulatory authorities for approval. The most recent approved reclamation plan is dated November 2021 and was approved in January 2022. The Company’s best estimate of its share of the present value of the total reclamation liability is derived from this plan. In the fourth quarter of 2023, the Company increased the liability by $1,615,000 to reflect changes in the long-term discount rate used to estimate the present value of the reclamation liability. The majority of the reclamation costs are expected to be incurred between 2038 and 2056.

Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the Province of Saskatchewan. Under the November 2021 approved plan, the Company has put in place financial assurances of $22,972,000, providing irrevocable standby letters of credit from BNS in favour of SKMOE. As at December 31, 2023, to provide the required standby letters of credit, the Company is utilizing the Credit Facility.

Other – The Company’s exploration and evaluation activities are subject to environmental regulations as set out by the Saskatchewan government. Cost estimates of expected future decommissioning and reclamation activities are recognized when the liability is incurred. During the fourth quarter of 2023, an adjustment of $1,883,000 was made to increase the reclamation liability to reflect additional reclamation activities required as a result of the 2023 FFT activities, as well as changes in the long-term discount rate used to arrive at the Company’s best estimate of the present value of the total reclamation cost that will be required in the future. As at December 31, 2023, the Company has provided a standby letter of credit in the amount of $992,000 to the SKMOE related to this obligation utilizing the Credit Facility.

MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL INSTRUMENTS AND INVESTMENTS

		Financial	Fair	December 31,	December 31,
		Instrument	Value	2023	2022
(in thousands)		Category (1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents		Category B		$131,054	$50,915
Trade and other receivables		Category B		1,913	4,143
Investments
Equity instruments (shares)		Category A	Level 1	10,390	8,022
Equity instruments (warrants)		Category A	Level 2	127	87
Convertible Debentures	`	Category A	Level 3	15,565	-
Restricted cash and equivalents
Elliot Lake reclamation trust fund Credit facility pledged assets		Category B Category B		3,259 7,972	3,133 7,972
				$170,280	$74,272

Financial Liabilities:
Account payable and accrued liabilities		Category C		10,822	10,299
Debt obligations		Category C		417	576
				$11,239	$10,875

Notes:

1.	Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; Category C=Financial liabilities at amortized cost.

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include currency risk, equity price risk, credit risk, interest rate risk, liquidity risk and commodity price risk.

Currency Risk

Changes in the value of the Canadian dollar compared to foreign currencies will affect the value, as reported, of the Company’s foreign denominated investments in uranium, cash and cash equivalents, trade and other receivables, and trade and other payables.

As the prices of uranium are quoted in U.S. currency, fluctuations in the Canadian dollar relative to the U.S. dollar can significantly impact the valuation of the Company’s holdings of physical uranium from a Canadian dollar perspective.

At December 31, 2023, the Company is exposed to some foreign exchange risk on its net U.S dollar financial asset position, including cash and cash equivalents held in U.S. dollars, predominantly as a result of U.S dollar financing activities.

At December 31, 2023, the Company’s net U.S dollar financial assets and uranium investments were $24,228,000, and $276,815,000, respectively. The impact of the U.S dollar strengthening or weakening (by 10%) on the value of the Company’s net U.S dollar-denominated assets is as follows:

	December 31 2023	Sensitivity
	Foreign	Foreign	Change in
	Exchange	Exchange	net income
(in thousands except foreign exchange rates)	Rate	Rate	(loss)
Currency risk
CAD weakens	1.3226	1.1903	30,081
CAD strengthens	1.3226	1.4549	(30,081)

MANAGEMENT’S DISCUSSION & ANALYSIS

Equity Price Risk

The Company is exposed to equity price risk on its investments in equity instruments of other publicly traded companies. At December 31, 2023, a 10% increase in the equity price of all of the Company’s equity holdings would have increased the Company’s investments in equity instruments by $1,052,000 and a 10% decrease would have decreased the investments in equity instruments by $1,052,000. The Company is also exposed to equity price risk on the F3 Debentures due to the impact of changes in the underlying equity price of F2 on the value of the conversion option. The sensitivity analysis below illustrates the impact of equity price risk on the convertible debt instrument held by the Company at December 31, 2023:

Absolute change	Base	10% increase	10% decrease

Equity price	$0.40	0.44	0.36
Convertible debenture fair value (in thousands)	$15,565	16,307	14,562

Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount of its cash and cash equivalents, trade and other receivables, restricted cash and investments, and Debentures represents its maximum credit exposure.

The maximum exposure to credit risk at the reporting dates is as follows:

	At December 31	At December 31
(in thousands)	2023	2022

Cash and cash equivalents	$131,054	$50,915
Trade and other receivables	1,913	4,143
Restricted cash and investments	11,231	11,105
Investments-convertible debenture	15,565	-
	$159,763	$66,163

The Company limits cash and cash equivalents and restricted cash and investment risk by dealing with credit worthy financial institutions. The majority of the Company’s normal course trade and other receivables balance relates to a small number of customers who have established credit worthiness with the Company through past dealings. Based on its historical credit loss experience, the Company has recorded an allowance for credit loss of $nil on its normal course trade and other receivables as at December 31, 2023 and December 31, 2022.

The Company’s Mongolia Sale Receivable is accounted for at fair value and is assessed as having a fair value of $nil using Level 3 inputs.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The sensitivity analysis below illustrates the impact of interest rate risk on the Debentures at December 31, 2023:

Absolute change	Base	1% increase	1% decrease

Credit spread	20%	21%	19%
Convertible debenture fair value (in thousands)	$15,565	15,339	15,801

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity Risk

Liquidity risk, in which the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process, which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, debt instruments, equity investments, uranium holdings, and its access to credit facilities and capital markets, if required.

Commodity Price Risk

The Company’s investments in uranium are recorded at fair value, with changes in fair value being recorded in the profit or loss. At December 31, 2023, a 10% increase in the uranium spot price would increase the value of the Company’s investments by $27,681,000, while a 10% decrease would decrease the value of the investments by $27,681,000.

TRANSACTIONS WITH RELATED PARTIES

Korea Electric Power Corporation (‘KEPCO’)

Denison and KHNP Canada Energy Ltd. (‘KHNP Canada’) (which is an indirect subsidiary of KEPCO through Korea Hydro Nuclear Power Co., Ltd. (‘KHNP’)) are parties to the KHNP Strategic Relationship Agreement, which provides for a long-term collaborative business relationship between the parties and includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors provided that its shareholding percentage is at least 5%.

KHNP Canada is also the majority member of KWULP. KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake property.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Year Ended December 31,	Year Ended December 31,
(in thousands)	2023	2022

Salaries and short-term employee benefits	$3,302	$3,251
Share-based compensation	2,865	3,083
	$6,167	$6,334

MANAGEMENT’S DISCUSSION & ANALYSIS

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

Sale of Uranium

In January 2024, Denison finalized an agreement to sell 100,000 pounds of U3O8 at a price of US$100.00 per pound for delivery in April 2024.

Earn-In Agreement with Grounded Lithium Corp.

In January 2024, Denison entered into an agreement with Grounded Lithium Corp. (“Grounded Lithium”) with respect to the Kindersley Lithium Project (“KLP”) in Saskatchewan. The agreement includes a series of earn-in options, with each earn-in option being comprised of a cash payment to Grounded Lithium as well as dedicated expenditures to advance KLP. Should Denison complete all three earn-in options, it will have made cumulative cash payments to Grounded Lithium of $3.2 million and have funded $12.0 million in project expenditures to earn a 75% working interest in the KLP. Upon funding the total amounts of each earn-in option phase, Denison has the right to either exercise the earn-in option and acquire the working interest associated with that phase or move on to the ensuing option phase. The agreement terminates on the earliest of: (i) Denison electing to acquire its working interest and convert to a formal joint venture or to terminate, (ii) June 30, 2028, or (iii) a date as otherwise agreed between the parties.

Acquisition of MaxPERF Tool Systems

In February 2024, the Company announced an acquisition of fixed and mobile MaxPERF Tool Systems from Penetrators Canada Inc. (“Penetrators”).  The MaxPERF Tool Systems have been successfully deployed several times as a method of permeability enhancement in ISR field studies conducted on the Company’s potential ISR mining projects, including at the Phoenix deposit.  Penetrators has also agreed to work exclusively with Denison for a 10-year period with respect to the use of the MaxPERF Tool Systems for uranium mining applications, and related services, in Saskatchewan.

OUTSTANDING SHARE DATA

Common Shares

At February 29, 2024, there were 890,996,371 common shares issued and outstanding and a total of 902,253,457 common shares on a fully-diluted basis.

Stock Options and Share Units

At February 29, 2024, there were 5,202,000 stock options, and 6,055,086 share units outstanding.

DISCONTINUED OPERATIONS

Closed Mine Services

At the end of August, 2023, the Company’s long-term third-party closed mines services contract came to an end. With the termination of this contract, the Company determined that it would cease providing such third-party care and maintenance services and will no longer earn revenue from Closed Mine services. The Company is now solely focused on care and maintenance of its owned legacy mines.

During the year ended December 31, 2023, the Company earned $1,011,000 in net income from discontinued operations (December 31, 2022 – $1,782,000). The decrease in net income from discontinued operations in the current year is due to the ending of the Company’s long-term third-party closed mines services contract at the end of August 2023.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTLOOK FOR 2024

The 2024 Outlook, and discussion below, represents the Company’s best estimate of its cash flows for the year:

(‘000)	2024 OUTLOOK(2)
Mining Segment
Development & Operations	(4,986)
Exploration	(10,159)
Evaluation	(49,250)
JCU Cash Contributions	(3,768)
(68,163)
Corporate and Other Segment
Corporate Administration & Other	405
405
Net forecasted cash outflow (1)	$(67,758)

Notes:

1. Only material operations shown.

2. The outlook is prepared on a cash basis.

DEVELOPMENT & OPERATIONS

Development and operation expenditures are budgeted to be $5.0 million for 2024.

Denison’s share of operating and capital expenditures at the Orano Canada operated MLJV and MWJV are budgeted to be $2,579,000.

Denison’s share of the budget for the MLJV includes $1,575,000 to prepare the McClean North site for the commencement of SABRE mining in 2025, as well as the MLJV’s share of the cost of operations for the Sue water treatment plant.

Denison’s share of the MWJV budget includes $629,000 to fund a hybrid ISR/SABRE field test  and resource delineation program at Midwest, including the planned completion of a multi-well ISR tracer test.

Operating expenditures in 2024 are also expected to include $1,097,000 for reclamation costs related to Denison’s legacy mine sites in Elliot Lake.

EXPLORATION

The exploration budget for 2024 is estimated at $10.2 million (Denison’s share).

Exploration efforts remain focused on discovering high-grade unconformity-hosted uranium deposits with ISR potential. The application of ISR in the Athabasca Basin has the potential to make smaller high-grade deposits economically viable, which has influenced new exploration strategies, particularly within highly prospective areas with widely spaced historical drilling.

Denison-operated exploration programs planned for 2024 have been designed to focus on the following objectives:

1)	Drill test high-priority exploration targets in proximity to planned Wheeler River infrastructure – including an estimated 6,500 metres in diamond drilling.

2)	Continue to drill test the CR-3 trend on the Moon Lake South project to determine the potential source of the high-grade perched mineralization that was discovered during the winter 2023 drilling program. A total of 5,500 metres of diamond drilling is proposed for the project in 2024.

MANAGEMENT’S DISCUSSION & ANALYSIS

3)	Continue drill testing along strike of historical mineralization along the MJ-1 trend at Johnston Lake, focusing on high-priority geophysical targets identified from recent surveying. An estimated 6,000 metres of diamond drilling is planned for the project in 2024.

4)	Continue efforts to refill and re-evaluate the target inventory on pipeline projects – including geophysical programs proposed along the CR-3 conductor trend on Moon Lake South and the adjacent Crawford Lake project. Additional geophysical surveying is planned for the Johnston Lake project to develop an inventory of drill targets for future drill programs.

5)	Fund non-Denison operated exploration drill programs, including the Orano operated Waterfound project, where, there remains potential for additional discoveries along the LaRocque Lake conductive corridor, which hosts the Alligator and Crocodile zones.

EVALUATION

In 2024 the Evaluation program at Wheeler River has been designed to advance the project towards a future final investment decision, including advancing detailed design engineering, undertaking field optimization programs, and advancing the procurement of long-lead items.  Included in Denison’s direct share of planned evaluation expenditures for 2024 is $9.9 million for the procurement of capital items that are included in the estimated initial capital cost of the project in the Phoenix FS (100% project – $11.0 million). Additionally, efforts will continue to support the progression of regulatory processes, including the expected finalization of the EIS and the submission of additional operational plans required to obtain project licensing.

Building on the successful ISR field program at Waterbury Lake in 2023, the 2024 evaluation budget includes $4.5 million to update engineering designs and assessments and the resource model from the 2020 PEA for the THT ISR project, and potentially complete a PFS.  The collection of baseline data is also expected to continue in 2024 to support a future EIS for the project.

The budget for Denison’s share of evaluation programs and technical services departmental net spending totals approximately $49.2 million (excluding Denison’s indirect 5% share attributable to its Wheeler River ownership interest held in JCU, discussed below). Additionally, this budget reflects that Denison will fund 100% of the expenditures for the evaluation work at Waterbury Lake in 2024.

The Company is currently evaluating its 2024 plans for KLP after entering into an earn-in agreement in January 2024 (see SUBSEQUENT EVENTS). Once 2024 plans for KLP have been finalized, the evaluation outlook will be updated.

JCU CASH CONTRIBUTIONS

The budget for 2024 includes cash contributions to JCU of $3.8 million. In 2024, JCU is anticipating funding its share of project expenditures at Wheeler River, Christie Lake, Waterfound, Close Lake, Kiggavik, and Millennium.

CORPORATE ADMINISTRATION AND OTHER INCOME

Cash corporate administration expenses are budgeted to be $9.5 million in 2024, and include head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

Other income in 2024 is expected to include (i) cash inflows of $5.3 million in connection with payments due under the RA with UI, and (ii) interest income of $6.3 million on the Company’s unrestricted and restricted cash and short-term investments.

EXPECTED URANIUM SALES

The Company currently plans to sell approximately 300,000 pounds of U3O8 from its physical uranium holdings during 2024.  The proceeds from projected uranium sales have not been included in the OUTLOOK above and any realized proceeds will be dependent on market conditions at the time of the sales.

MANAGEMENT’S DISCUSSION & ANALYSIS

ADDITIONAL INFORMATION

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Vice-President Finance and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s ‘disclosure controls and procedures’ (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Vice President Finance and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2023.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted its evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

There has not been any change in the Company’s internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

Mineral property impairment reviews and impairment adjustments

At each reporting date, the Company assesses whether there is an indicator that its mineral properties may be impaired. Judgement is applied in identifying whether or not an indicator exists. Impairment indicators exists when facts and circumstances suggest that the carrying amount of a mineral property may exceed its recoverable amount. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal or value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

Reclamation obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists. The valuation of the liability typically involves identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

MANAGEMENT’S DISCUSSION & ANALYSIS

RISK FACTORS

Denison’s business, the value of its common shares (the ‘Shares’) and management’s expectations regarding the same are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of Denison to be materially different than anticipated. The following information pertains to the outlook and conditions currently known to Denison that have been identified with the potential to have a material impact on the financial condition of the Company. The risks set out below are not the only risks Denison faces. Risks and uncertainties not currently known to the Company or that have currently been assessed as immaterial may also materially and adversely affect Denison’s business, financial condition, results of operations and prospects.  Other factors may arise in the future that are currently not foreseen by Denison, which may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

Risks Relating to the Company and the Mining Industry

There is no assurance that Denison will be successful in generating and/or obtaining sufficient financing to fund its operations.

The exploration and development of mineral properties and operation of mines and associated facilities requires a substantial amount of capital and the ability of the Company to proceed with any of its plans with respect thereto depends on its ability to obtain financing through joint ventures, equity financing, debt financing or other means.  There is no assurance that the Company will be successful in generating and/or obtaining required financing as and when needed on acceptable terms.  For example, general market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations, or other factors may make it difficult to secure the financing necessary to fund the substantial capital that is typically required in order to advance a mineral project, such as Wheeler River and Waterbury Lake, through the testing, feasibility, engineering and permitting processes necessary to support a production decision, or to place a property into commercial production.

Failure to obtain sufficient financing as and when needed on acceptable terms could result in the delay or indefinite postponement of any or all of the Company’s exploration, development or other growth initiatives.

Denison anticipates having negative operating cash flows in future periods, for which funds will have to be sourced or raised.

Denison had negative operating cash flow for recent past financial reporting periods. Denison anticipates that it will continue to have negative operating cash flow until such time, if at all, its Wheeler River project goes into production. To the extent that Denison has negative operating cash flow in future periods, Denison may need to allocate a portion of its cash reserves and/or physical uranium holdings to fund such negative cash flow. Denison may also be required to raise additional funds through the issuance of equity or debt securities, or asset sales. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to Denison.

Denison’s access to public financing and credit can be negatively impacted by global financial conditions.

Global financial conditions are subject to volatility arising from international geopolitical and global economic developments, general financial market turbulence, and market expectations of the same.  Examples of such are the broad market impacts observed in connection with the COVID-19 pandemic, including market volatility and global inflation, and the Russia-Ukraine war.  Access to public financing and credit in Canada can be negatively impacted by global financial conditions.  Accordingly, the health of the global financing and credit markets may impact the ability of Denison to obtain equity or debt financing in the future and the terms at which financing or credit is available to Denison.  Instances of volatility and market turmoil could adversely impact Denison's operations and the trading price of the Shares.

Mineral exploration and development are inherently speculative, and there is no assurance that the Company’s uranium interests are or will be commercially mineable.

Exploration for minerals and the development of mineral properties are speculative and involve significant uncertainties and financial risks that even a combination of careful evaluation, experience and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored result in the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, many of Denison’s projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to estimate mineral resources, establish mineral reserves and ultimately develop an orebody.  There is no assurance that the Company’s uranium deposits are commercially mineable.

MANAGEMENT’S DISCUSSION & ANALYSIS

The value of an investment in Denison could be materially impacted if the Company is unable to establish technical or economic feasibility for its projects, obtain required regulatory approvals and permitting, or maintain estimated project execution objectives and milestones.

Denison’s uranium production is dependent in part on the successful development of its known ore bodies, discovery of new ore bodies and/or revival of previously existing mining operations. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon market conditions, as well as the results of exploration and evaluation programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense and risk.  It is impossible to ensure that Denison’s current exploration and development programs will result in profitable commercial mining operations.

Projects being considered for development are subject to the completion of successful feasibility studies, engineering studies and environmental assessments, the issuance of necessary governmental permits and the availability of adequate financing, the completion or attainment of which are subject to their own risks and uncertainties.  The inability to achieve necessary tasks or obtain required inputs, or any delays in the achievement of any key project tasks or inputs, could cause significant delays in timing, cost or results of the assessment of feasibility and/or the process to advance any project to a development decision.  The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; political and economic climate; and uranium prices, which are historically volatile and cyclical.

For Wheeler River, the Company has been able to estimate the existence of mineral resources and mineral reserves and establish the potential for economic feasibility for commercial development, as set forth in, and subject to the estimates and assumptions described in, the Wheeler Technical Report.  Substantial expenditures are still required prior to obtaining the required environmental approvals, permits and assets needed to commence commercial operations.

Where a feasibility study is completed by Denison, such as the Phoenix FS, any estimates of mineral reserves and mineral resources, development costs and schedule, operating costs and estimates of future cash flow contained therein, will be based on Denison’s interpretation of the information available to-date.  Development projects have no operating history upon which to base developmental and operational estimates.  Particularly for development projects, economic analyses and feasibility studies contain estimates based upon many factors, including estimates of mineral reserves, the interpretation of geologic and engineering data, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of uranium from the ore, estimated operating costs, anticipated climatic conditions and other factors.  In addition, results from further studies completed on the project may alter the plans and/or schedule for a project, which in turn may cause potentially significant delays to previous estimates of schedule and/or increases in estimated costs.  As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.  For example, the plan and schedule, the capital and operating cost projections, and the related economic indicators, in the Wheeler Technical Report may vary significantly from actual expenditures.

It is not unusual in the mining industry for new mining operations to take longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.  Any of the following events, among others, could affect the profitability or economic feasibility of a project or delay or stop its advancement: unavailability of necessary capital, unexpected problems during the start-up phase delaying production, unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, unavailability of labour, increases in operating costs (including due to inflation), increased costs of mining or processing and refining facilities, unavailability of economic sources of power and water, unanticipated transportation costs, changes in government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, etc.), changes or delays in permitting and regulatory approval processes or restrictions associated with permitting or regulatory approvals, fluctuations in uranium prices, accidents, labour actions and force majeure events.

The ability to sell and profit from the sale of any eventual mineral production from a property will be subject to contractual commitments as well as the prevailing conditions in the applicable marketplace at the time of sale and applicable government regulations. The demand for uranium and other minerals is subject to global economic influences and changing attitudes of consumers and demand from end-users.

Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long-term viability of Denison and its operations.

MANAGEMENT’S DISCUSSION & ANALYSIS

Selection and use of novel mining methods present significant opportunities, as well as increased execution risk, for Denison.

As disclosed in the Wheeler Technical Report, Denison has selected the ISR mining method for production at the Phoenix deposit.  While industry best practices have been utilized in the development of its estimates and technical studies, and field testing completed to date indicates that ground conditions and the mineral reserves estimated to be contained within the deposit are amenable to extraction by way of ISR to the level of certainty appropriate for a feasibility study, actual conditions could be materially different from those estimated.

The MLJV has developed the patented SABRE mining method, and has previously evaluated this innovative mining method via test mining at McClean Lake. While important milestones for the SABRE technology have been achieved to date, actual operations for a full-scale mining operation have not been proven and could be materially different than currently projected or otherwise anticipated.  It is possible that actual costs and economic returns of any mining operations may differ materially from Denison’s or the MLJV’s best estimates, as applicable.

If these novel mining methods can be advanced, their commercial use beyond the projects for or on which they are being developed could present a significant opportunity for Denison and/or the MLJV to expand upon the benefits of such investments in innovation; however, the ability and process for a joint venture, or either partner thereof, to use the mining method on projects outside of their respective joint ventures has not yet been established.

Denison’s operations are dependent on permitting and licensing.

The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which may involve the coordination of multiple governmental agencies.  The ability of the Company to obtain and maintain permits and approvals and to successfully explore and evaluate properties and/or develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that impact the environment and human health and safety at its projects and in the surrounding communities.

The real or perceived effects of the activities of other mining companies, locally or globally, may also adversely impact the Company’s ability to obtain and maintain permits and approvals. Mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate.  Such organizations and groups may take actions in the future to disrupt Denison's operations.  They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison's operations.  Such actions could have an adverse effect on Denison's ability to advance its projects and, as a result, on its financial position and results.

Environmental and regulatory review has become a long, complex and uncertain process that can cause potentially significant delays.  Obtaining these government approvals includes among other things, completing environmental assessments and engaging with Indigenous and local communities. In addition, future changes in governments, regulations and policies, such as those impacting Denison’s mining operations and uranium transport, could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects. There can be no assurance that the Company will obtain or renew all necessary permits on acceptable terms or in a timely manner. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison.

Denison’s operations are subject to extensive regulatory and policy risk.

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by federal, provincial, and state governments.  Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, engagement with Indigenous peoples, and other matters. Compliance with such laws and regulations is currently, and has historically, increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities.

Denison expends significant financial and managerial resources to comply with such laws and regulations.  Denison anticipates it will have to continue to do so as the trend toward stricter government regulation may continue.  Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations.  While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have.

It is possible that the costs, delays and other effects associated with such laws and regulations may impact Denison’s decisions with respect to exploration and development properties, including whether to proceed with exploration or development.  It is also possible that such laws and regulations may result in Denison incurring significant costs due to a material change required to the methods of mining, milling, transportation and other project elements and/or to remediate or decommission properties in accordance with applicable environmental standards beyond those already established and estimated by the Company.

MANAGEMENT’S DISCUSSION & ANALYSIS

Failure to comply with applicable laws, regulations and permitting requirements, even inadvertently, may result in enforcement actions.  These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Companies may be required to compensate others who suffer loss or damage by reason of their exploration or other activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Denison is subject to risks and uncertainties related to engagement with Canada’s First Nations and Métis Peoples.

First Nations and Métis rights, entitlements and title claims may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations in northern Saskatchewan are entitled to pursue hunting, fishing and other activities on their traditional lands and continue to assert title to the minerals within the lands.  Métis people have not signed treaties; they assert Indigenous rights throughout Saskatchewan, including Indigenous title over the Company’s project lands.

Managing relations with the local First Nations and Métis communities is a matter of paramount importance to Denison. Engagement with, and consideration of other rights of, potentially affected Indigenous peoples may require accommodations, including undertakings regarding funding, contracting, environmental practices, employment and other matters. In the course of engagement, the Company also faces competing interests and demands. This may affect the timetable and costs of exploration, evaluation and development of the Company’s projects.

The Company’s relationships with communities of interest are critical to ensure the future success of its existing operations and the construction and development of its projects.  There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and communities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in proximity to which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.

The inability of the Company to maintain positive relationships with local First Nations and Métis communities and other communities of interest may result in additional obstacles to permitting, increased legal challenges, or other disruptions to the Company’s exploration, development and production plans, and could have a significant adverse impact on the Company’s share price and financial condition.

Failure to maintain qualified and experienced employees on which Denison depends could result in business interruption.

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.

Denison’s success also depends on the availability of and its competitiveness for qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees. Effective staffing is about having the right numbers of the right people, in the right place at the right time, with the suitable knowledge, skill and experience to operate safety and effectively and to maintain compliance with internal controls, procedures and policies.  To meet the Company’s objectives, Denison has been and will continue to need to increase its staffing levels to ensure it has suitable and sufficient organizational structures, staffing and competencies in place to effectively and reliably carry out its activities.  Failure to adequately address such operational risks could result in breakdowns in internal procedures and systems, which could have a material adverse impact on the Company.

Disagreements or disputes with Denison’s joint venture counterparties could materially adversely impact the Company’s operations.

The Company is party to a number of joint venture arrangements which are material to the Company. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: disagreements with joint venture partners on how to conduct exploration or development activities; inability of joint venture partners to meet their obligations to the joint venture or third parties; and disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.  The Company is, and has been, involved in disputes with its joint venture partners pursuant to the dispute resolution provisions of a joint venture agreement or civil claims.  Any such disputes may not be resolved in the Company’s favour.

MANAGEMENT’S DISCUSSION & ANALYSIS

Public health emergencies could materially impact business and operation plans.

As in the case of COVID-19, public health emergencies may cause disruptions to the Company’s business and operational plans.  Such disruptions may result from (i) restrictions that governments and communities impose to address the emergency, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages of employees and/or unavailability of contractors and subcontractors, and/or (iv) interruption of supplies from third parties upon which the Company relies.  A disruption may have a material adverse effect on the Company’s business, financial condition and results of operations, which could be rapid and unexpected.

Compliance costs and risks of non-compliance with environmental, health, safety and other regulations could have a material adverse impact on Denison’s financial condition or results of operations.

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter regulation may continue.  The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse impact on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain health, safety and/or environmental conditions that must be met, and Denison’s right to pursue its development plans is dependent upon receipt of, and compliance with, additional permits, licences and approvals.  Failure to obtain such permits, licences and approvals and/or meet any conditions set forth therein could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations comply, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Health and safety hazards may pose a risk to Denison’s employees, contractors and operations.

Exploration and mining development and operating activities represent inherent safety hazards and maintaining the health and safety of the Company’s employees and contractors is of paramount importance to Denison. The Company has policies, procedures and controls in place intended to maintain the health and safety of its operations.  Notwithstanding such efforts, safety incidents may still occur. Significant potential risks include, but are not limited to, vehicle accidents, unsafe road conditions or events and contact with energized sources.

Operations in the uranium industry are subject to risks uniquely associated with uranium mining and processing.  For example, the risk of over-exposure to radiological materials by the Company’s employees, contractors, or others is inherent in Denison's operations, as they involve the treatment, monitoring, possession, handling, storage and/or transportation of radioactive materials (uranium, radon, etc.).

Employees involved in activities in remote areas may also be exposed to additional hazards as a result of equipment failure, such as risk of failure of heating equipment or damage to camp facilities; risk of being stranded due to breakdown or damage to mobile equipment, or risk of attacks on employees by wildlife.  The impact of such hazards could be exacerbated by limited access to first aid or other medical care and/or delayed emergency response time.

Any incident resulting in serious injury or death could have profound impacts on the Company, its employees and others, as well as result in litigation and/or regulatory action (including, but not limited to suspension of development activities, fines or penalties), or otherwise adversely affect the Company’s reputation and ability to meet its objectives.

Mineral reserve and resource estimates may prove inaccurate.

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated quantities of uranium are in the ground and could be produced, or that Denison will receive the prices assumed in determining its mineral reserves.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While Denison believes that the Company’s estimates of mineral reserves and mineral resources are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate.  Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources.  The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

MANAGEMENT’S DISCUSSION & ANALYSIS

Global demand fluctuations and international trade restrictions could adversely affect Denison’s outlook and financial condition.

The international nuclear fuel industry, including the supply of uranium concentrates, is relatively small compared to other minerals, and is generally highly competitive and heavily regulated.  Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies.  In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions.  For example, the supply and marketing of uranium from Russia is limited by international trade agreements.

In general, trade agreements, governmental policies and/or trade restrictions are beyond the control of Denison and may affect the supply of uranium available for use in markets like the United States and Europe, which are currently the largest markets for uranium in the world.  Similarly, trade restrictions or foreign policy have the potential to impact the ability to supply uranium to developing markets, such as China and India. If substantial changes are made to regulations affecting the global marketing and supply of uranium, the Company’s business, financial condition and results of operations may be materially adversely affected.

The Company’s project viability and operational outlook could be negatively impacted by the volatility and sensitivity to fluctuations in uranium market prices.

The value of the Company’s current physical uranium holdings and its estimates of mineral resources, mineral reserves and the viability of future production for its projects are heavily influenced by long and short term market prices of U3O8. Historically, these prices have seen significant fluctuations, and have been and will continue to be affected by numerous factors beyond Denison’s control.  Such factors include, among others: demand for nuclear power, political, economic and social conditions in uranium producing and consuming countries, public and political response to nuclear incidents, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supplies from other secondary sources, and production levels and costs of production from primary uranium suppliers.

Uranium prices failing to reach or sustain projected levels can impact operations by requiring a reassessment of the Company’s financial resources and/or the economic viability of the Company’s projects, and such reassessment alone may cause substantial delays and/or interruptions in project development, which could have a material adverse effect on the results of operations and financial condition of Denison.

Lack of public acceptance of nuclear energy and competition from other energy sources may result in lower demand for uranium.

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a clean means of generating electricity.  Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy, particularly over the longer term. Technical advancements in, and government subsidies for, renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Sustained lower prices of alternate forms of energy may result in lower demand for uranium concentrates.

Market projections for future demand for uranium are based on various assumptions regarding the rate of construction and approval of new nuclear power plants, as well as continued public acceptance of nuclear energy around the world. The rationale for adopting nuclear energy can be varied, but often includes the clean and environmentally friendly operation of nuclear power plants, as well as the affordability and round-the-clock reliability of nuclear power. A change in public sentiment regarding nuclear energy could have a material impact on the number of nuclear power plants under construction, planned or proposed, which could have a material impact on the market’s and the Company’s expectations for the future demand for uranium and the future price of uranium.

The Russia-Ukraine war has highlighted to many global policymakers the significant geopolitical risk associated with an over reliance on sources of energy from politically unstable jurisdictions.  In many cases, this has resulted in increased calls for a renewed focus on energy independence, to which many nations have identified nuclear power as a potentially critical energy alternative that can both improve energy sovereignty and support the achievement of carbon emission reduction climate goals.

Denison is reliant on other operators for the advancement and maintenance of certain of its joint venture interests.

For certain of Denison’s property interests, Denison is not the operator and therefore is not in control of the applicable activities and operations.  As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these interests and may be unable to direct or control such activities.

MANAGEMENT’S DISCUSSION & ANALYSIS

As an example, Orano Canada is the operator and majority participant in the MLJV and MWJV. The McClean Lake mill employs unionized workers who work under collective agreements. Orano Canada, as the operator, is responsible for most operational and production decisions and all dealings with unionized employees, and its decisions drive mill and mining operations.  Similarly, Orano Canada is responsible for all licensing and dealings with various regulatory authorities.  Orano Canada maintains the regulatory licences for operation of the McClean Lake mill, all of which are subject to renewal from time to time and are required in order for the mill to operate in compliance with applicable laws and regulations.  Any lengthy work stoppages, or disruption to the operation of the mill or mining operations as a result of a licensing matter or regulatory compliance, may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Denison could be negatively impacted by its reliance on contractors and experts.

In various aspects of its operations, Denison relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company.  For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third-party engineers and/or geologists. In addition, while Denison emphasizes the importance of conducting operations in a technically sound, safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Denison or otherwise operating on Denison’s properties.  Any failure to act or material error, omission, act of negligence or act resulting in a technical failure, environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.

Denison is reliant on the licensed storage facilities with which it stores its physical uranium.

Any uranium purchased by the Company will be stored at one or more licensed uranium conversion facilities (“Facilities”), each owned by different third-party organizations. As the number of duly licensed Facilities is limited, there can be no assurance that storage arrangements that are commercially beneficial to the Company will remain readily available.  Failure to negotiate commercially reasonable storage terms with the Facilities may have a material impact on the Company’s plans with respect to the physical uranium holdings.

By holding its investments in uranium with licensed Facilities, the Company is exposed to the credit risks of any such Facilities and their operators. There is no guarantee that the Company can fully recover all of its investments in uranium held with the Facilities. Failure to recover all uranium holdings could have a material adverse effect on the financial condition of the Company.

Any loss or damage of the uranium may not be fully covered or absolved by contractual arrangements with the Facilities or the Company’s insurance arrangements, and the Company may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Any failure to recover all of the uranium holdings could have a material adverse effect on the financial condition of the Company.

Fluctuations in foreign exchange rates could negatively affect the Company.

The Company maintains its accounting records and reports its financial position and results in Canadian dollars. Fluctuations in the U.S. currency exchange rate relative to the Canadian currency could significantly impact the Company, including its financial results, operations or the trading value of its securities, as the price of uranium is quoted in U.S. dollars, and a decrease in value of U.S. dollars would result in a relative decrease in the valuation of uranium and the associated market value from a Canadian currency perspective.  Exchange rate fluctuations, and any potential negative consequences thereof, are beyond the Company’s control.

The Company may not realize the intended benefits of its transactions.

Denison has completed a number of transactions over the last several years, including the acquisition of physical uranium, and investments in JCU, F3 and KLP.  Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s securityholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid or received to complete the transactions.  This could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the price of its Shares.

Denison may be unable to exploit, expand and replace mineral reserves and mineral resources.

Denison’s mineral reserves and resources at its Wheeler River, Waterbury Lake, McClean Lake and Midwest projects are Denison’s material future sources of possible uranium production.  Unless other mineral reserves or resources are discovered or acquired, Denison’s sources of future production for uranium concentrates will decrease over time if its current mineral reserves and mineral resources are exploited or otherwise depleted.  There can be no assurance that future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources.  In addition, while Denison believes that many of its properties demonstrate development potential, there can be no assurance that they can or will be successfully developed and put into production in future years.

MANAGEMENT’S DISCUSSION & ANALYSIS

Competition for properties could limit the Company’s ability to add to or replace mineral reserves and mineral resources.

Significant competition exists for the limited supply of mineral lands available for acquisition. Participants in the mining business include large established companies with long operating histories.  In certain circumstances, the Company may be at a disadvantage in acquiring new properties as competitors may have incumbency advantages, greater financial resources and more technical staff.  Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield resources or reserves or result in commercial mining operations.

Challenges to Denison’s title to or interest in its properties could have a material adverse effect on Denison’s operations.

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing.  However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment.  There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the federal, provincial and local governments in Canada, as well as by First Nations and Métis.

There is also a risk that Denison's title to, or interest in, its properties may be subject to defects or challenges.  If such defects or challenges cover a material portion of Denison's property, they could have a material adverse effect on Denison's results of operations, financial condition, reported mineral reserves and resources and/or long-term business prospects.

Failure to renew or a default in obligations under the Credit Facility or other debt arrangement, as applicable, could have a material adverse impact on Denison’s operations and financial condition.

The Credit Facility has a term of one year, which has been renewed annually, and will need to be renewed again on or before January 31, 2025. There is no certainty what terms of any renewal may be, or any assurance that such renewal will be made available to Denison.

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility.  Denison is also subject to a number of restrictive covenants under the Credit Facility and the Ecora Transaction, such as restrictions on Denison’s ability to incur additional indebtedness and sell, transfer or otherwise dispose of material assets.  Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way.

Events may occur in the future, including events out of Denison’s control, which could cause Denison to fail to satisfy its obligations under the Credit Facility, Ecora Transaction or other debt instruments.  In such circumstances, the amounts drawn under Denison's debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due.  The Credit Facility and Ecora Transaction are secured by a pledge of the shares of Denison Mines Inc.  If Denison were to default on its obligations under the Credit Facility, Ecora Transaction or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.

Restrictions on change of control could delay or disrupt transactions otherwise beneficial to the Company or its securityholders.

The Ecora Transaction and certain other of Denison’s agreements contain provisions that could adversely impact Denison in the case of a transaction that would result in a change of control of Denison or certain of its subsidiaries. If consent is required from our counterparty and the counterparty chooses to withhold its consent, then such transaction opportunity could have to be abandoned or if such transaction were to proceed the counterparty could seek to terminate certain agreements with Denison, including certain agreements forming part of the Ecora Transaction, or require Denison to buy the counterparty’s rights back from them, which could adversely affect Denison’s financial resources and prospects. If applicable, these restrictive contractual provisions could delay or discourage a change in control of our company that could otherwise be beneficial to Denison or its securityholders.

Inaccuracy of decommissioning and reclamation estimates and insufficiency of financial assurance could impact the Company’s operations and financial condition.

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties.  Most, but not all, of the Company’s reclamation obligations are secured, and cash and other assets of the Company have been reserved to secure this obligation.  Although the Company’s financial statements record a liability for the asset retirement obligation, and the security requirements are periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

MANAGEMENT’S DISCUSSION & ANALYSIS

As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required from Denison in the future by regulatory authorities.

Technical innovation and obsolescence could reduce the demand for the Company’s uranium.

Requirements for Denison’s products and services may be affected by technological changes impacting the mining and/or nuclear industries. For example, technological changes in nuclear reactors, enrichment and used uranium fuel processing could reduce the demand for uranium. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Denison’s insurance coverage may not be sufficient to cover losses from risks inherent in exploration and mining operations resulting in material economic harm to Denison.

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions) and encountering unusual or unexpected geological conditions.  Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities in which it has an interest; personal injury or death; environmental damage; delays in or interruption of or cessation of exploration, development, production or processing activities; or costs, monetary losses and potential legal liability and adverse governmental action.  In addition, due to the radioactive nature of the materials handled in uranium exploration, mining and processing, as applicable, additional costs and risks are incurred by Denison and its joint venture partners on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available, that it will be available at economically feasible premiums, or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Incidents with respect to Denison’s containment management obligations could have a material and adverse effect on its reputation, financial condition and results of operations.

Denison does not currently have any tailings production.  However, the Company’s closed mines group is engaged in long-term monitoring for Denison’s closed mines in Elliot Lake, Ontario for which decommissioning and restoration has been completed.  Such monitoring includes the operation of tailings storage facilities, the results of which are reviewed regularly by the Canadian Nuclear Safety Commission and the Elliot Lake Joint Regulatory Group, which consists of federal and provincial regulators.  Denison’s other exploration and evaluation activities may also produce waste materials, for which containment procedures and practices are in place, in accordance with applicable regulatory and permit requirements.  However, there is a risk of environmental contamination or other adverse effect due to a release of radioactive material or other materials produced by the Company’s activities if the infrastructure prepared therefor is not sufficient to achieve appropriate containment.  Such an occurrence could have a material and adverse effect on the Company’s reputation, financial condition and results of operations.

The Company could be negatively impacted by any failure to comply with applicable anti-bribery and anti-corruption laws.

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act of 1977, as amended.  Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company’s business, results from operations, and financial condition.  It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Climate change poses unique challenges that could materially impact Denison’s operations or financial condition.

Due to changes in local and global climatic conditions, many analysts and scientists predict an increase in the frequency of extreme weather events such as floods, droughts, forest and brush fires and extreme storms.  Such events could materially disrupt the Company’s operations, particularly if they affect the Company’s sites, impact local infrastructure or threaten the health and safety of the Company’s employees, contractors and/or local communities.  In addition, reported warming trends could result in later freeze-ups and warmer lake temperatures in the Athabasca Basin region, potentially affecting the Company’s winter exploration programs at certain of its material projects.  Any such event could result in material economic harm to Denison.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company is focused on operating in a manner designed to minimize the environmental impacts of its activities; however, certain environmental impacts from mineral exploration and mining activities may be inevitable.  Increased environmental regulation and/or the use of fiscal policy by regulators in response to concerns over climate change and other environmental impacts, such as additional taxes levied on activities deemed harmful to the environment, could have a material adverse effect on Denison’s financial condition or results of operations.

Information systems upon which the Company may rely could be insufficient and/or vulnerable to cyberattack.

One of the Company’s material assets is its operational data and intellectual property and the ability to effectively retain and access that data is a priority for Denison.  There is a risk that corporate data management systems are not implemented or utilized effectively to achieve ease of access and retrieval of timely, accurate and meaningful information about the business operations and risks to enable informed decision-making.

The accessibility of the Company’s corporate data may also be compromised through information security breaches. Although to date the Company has not experienced any information security breaches or any losses relating to cyber-attacks, there can be no assurance that the Company will not incur such losses in the future.

One of the most important things a company can do to prevent information security breaches is to ensure its people understand the importance of protecting its data and systems.  In light of that, the Company has an Information Technology Acceptable Use Policy for its employees, for which it seeks annual review and affirmation of compliance, with procedures and practices in place designed to protect Denison’s information technology (“IT”) infrastructure.  Denison also regularly deploys mandatory company-wide information technology and cyber-security training, to ensure familiarity with the risks and mitigation strategies, with the modules last launched in 2019 and 2022.

The Company's operations depend upon the availability, capacity, reliability and security of its IT infrastructure, and its ability to expand and update this infrastructure as required, to conduct daily operations.  Denison relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis, human resource management, regulatory compliance and communications with employees and third parties.

These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as network and/or hardware disruptions resulting from incidents such as unexpected interruptions or failures, natural disasters, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

The ability of the IT function to support the Company’s business in the event of any such occurrence and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that, if such an event occurs, the Company’s continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a data centre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner.  As a result, the failure of Denison’s IT systems or a component thereof could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Unauthorized access to Denison’s IT systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Company’s business activities or its competitive position. Further, disruption of critical IT services, or breaches of information security, could have a negative effect on the Company’s operational performance and its reputation.  The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

The Company applies technical and process controls in line with industry-accepted standards to protect information, assets and systems, and is always considering initiatives to enhance its cyber and data security; however, these controls may not adequately prevent cyber-security breaches. There is no assurance that the Company will not suffer losses associated with cyber-security breaches in the future, and may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities.  As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

MANAGEMENT’S DISCUSSION & ANALYSIS

Events could cause the cost and impact of maintenance of key infrastructure and equipment to be significant or unexpected.

For continued operations and to ensure the health and safety of employees and others, the Company must maintain diverse physical assets and infrastructure.  The cost of operation and maintenance and the operating performance of such facilities may be adversely affected by a variety of factors, including regular and unexpected maintenance and replacement expenditures; the aging of facilities which may reduce their operating performance and increase the cost of maintenance; potential breakdown or failure of equipment requiring emergency or temporary response; catastrophic events such as fires, explosions, earthquakes, volcanic eruptions, landslides, floods, releases of hazardous materials, severe storms or similar occurrences; and other factors discussed in these risk factors.  Any of these events could significantly increase the expenses incurred by the Company and/or materially and adversely affect its business, financial condition and future results.

Conflicts of interest with the Company’s directors or officers could have a material adverse impact on the Company.

Some of the directors and officers of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time.  In particular, one of the consequences would be that corporate opportunities presented to a director or officer of Denison may be offered to another company or companies with which the director or officer is associated, and may not be presented or made available to Denison.  The directors and officers of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and, where applicable for directors, to abstain from voting on such matter.  Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Ontario Business Corporations Act.

Disclosure and internal control systems provide reasonable assurance, but not absolute assurance, with respect to the reliability of the Company’s financial reporting.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.  Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Interests of KEPCO and KHNP may not always be consistent with the interests of other securityholders.

Pursuant to the KHNP SRA, KHNP Canada is contractually entitled to representation on the Company’s board of directors (the “Board”). Provided KHNP Canada holds over 5% of the Shares, it is entitled to nominate one director for election to the Board at any shareholder meeting.

KHNP Canada’s right to nominate a director may give KHNP Canada influence on decisions made by Denison's Board.  Although KHNP Canada’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, such director nominee is likely to be an employee of KHNP and he or she may give special attention to KHNP’s or KEPCO’s interests as indirect shareholders.  The interests of KHNP and KEPCO, as indirect shareholders, may not always be consistent with the interests of other securityholders.

The KHNP SRA also includes provisions granting KHNP Canada a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KHNP Canada may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large indirect shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate KEPCO or KHNP Canada’s support.

Risks Related to Our Securities

Fluctuations in the market price of the Shares are often outside the control of the Company and could materially impact securityholders’ investments in the Company and the Company’s access to capital.

The market price of the Shares may experience wide fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of the Company.  These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries – including mining and nuclear energy – and volatile trading due to unpredictable general market or trading sentiments.

MANAGEMENT’S DISCUSSION & ANALYSIS

The market price of the Shares are likely to increase or decrease in response to a number of events and factors, including: Denison’s operating performance and the performance of competitors and other similar companies; the breadth of the public market for the Shares and the attractiveness of alternative investments; volatility in metal prices; the number of Shares to be publicly traded after an offering pursuant to any prospectus or prospectus supplement; the public’s reaction to the Company’s press releases, material change reports, other public announcements and its filings with the various securities regulatory authorities; the arrival or departure of key personnel; public perception of the nuclear industry and reaction to the developments therein; changes in recommendations by research analysts who track the Shares or the shares of other companies in the sector; developments that affect the market for all resource sector securities; changes in general economic and/or political conditions (including inflation); acquisitions, strategic alliances or joint ventures involving Denison or its competitors; and the other risk factors listed herein.

Many of these factors that could impact the market price of the Shares are not directly related to Denison’s results or operations and are, therefore, not within Denison’s control.  Accordingly, the market price of the Shares at any given point in time may not accurately reflect the long-term value of Denison.

In recent years, the Company has been affected by the results of a seemingly significant change in investor sentiment towards nuclear energy and uranium in connection with a global trend towards the transition to “clean” energy sources, which is believed to have resulted in increased trading volumes and price volatility of the Shares. Investor sentiment can change quickly, and investors may make investment decisions based on third party media and/or social media discussions that may not accurately reflect the Company’s disclosure or actual results of operations.  Such sentiments may cause volatility in the trading price of the Shares and may or may not be reflective of individual investor’s views as to the value of the underlying assets.

Market sentiment and trading in an entity’s shares can also be impacted by its inclusion in, or exclusion from, certain equity benchmarks and/or investable indices.  For example, in 2021 the Shares were added to the S&P/TSX Composite Index, the headline index for the Canadian equity market.  This inclusion could impact the Share price positively, with increased interest in purchasing the Common Shares.  However, a decline in the index could result in investors selling the Shares of the Company for reasons that are unrelated to the Company’s operating results, underlying asset values or prospects.  In addition, the removal of the Company from the S&P/TSX Composite Index could have a negative impact on the market price of the Shares, as certain shareholders who link investments to the index could be required to sell the Shares for reasons that are unrelated to the Company’s operating results, underlying asset values or prospects.

Accordingly, the market price of the Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Shares may be materially adversely affected.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities.  Denison may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dilution from further issuances could impact the value of a securityholder’s investment in the Company.

While active in exploring for new uranium discoveries in the Athabasca Basin region, Denison’s present focus is on advancing the Wheeler River project to a development decision, with the potential to become the next large scale uranium producer in Canada.  Denison will require additional funds to further such activities.

Denison may sell additional debt or equity securities (including through the sale of securities convertible into Shares) to finance its exploration, evaluation, development, construction and other operations, acquisitions or other projects. Denison is authorized to issue an unlimited number of Shares.  Denison cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Shares. With any additional sale or issuance of equity securities, investors may suffer dilution of their voting power and it could reduce the value of their investment.

QUALIFIED PERSON

Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s evaluation programs.

MANAGEMENT’S DISCUSSION & ANALYSIS

Andy Yackulic, P.Geo., Denison’s Vice President Exploration, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s exploration programs.

For more information regarding each of Denison’s material projects discussed herein, you are encouraged to refer to the applicable technical reports available on the Company’s website and under the Company’s profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml):

●	For the Wheeler River project, the ‘Technical Report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023;

●	For the Waterbury Lake project, ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020;

●	For the Midwest project, ‘Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada’ dated March 26, 2018; and

●	For the McClean Lake project, (A) the ‘Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada’ dated November 21, 2005, as revised February 16, 2006, (B) the ‘Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada’ dated March 31, 2006, and (C) the ‘Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan’ dated January 31, 2007.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison's Annual Information Form dated March 27, 2023 available on the Company’s website and filed under the Company's profile on SEDAR+ (www.sedarplus.ca) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the results of, and estimates and assumptions within, the Phoenix FS and the Gryphon PFS Update, including the estimates of Denison's mineral reserves and mineral resources, and statements regarding anticipated budgets, fees, expenditures and timelines; Denison’s plans and objectives for 2023 and beyond; exploration, development and expansion plans and objectives, including Denison’s planned engineering, environmental assessment and other programs;  statements regarding Denison’s EA plans and objectives; expectations regarding Denison’s community engagement activities and related agreements; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding the toll milling of Cigar Lake ores, including projected annual production volumes; the RA with UI and payments thereunder; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

MANAGEMENT’S DISCUSSION & ANALYSIS

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements.  For example, the results of the Denison’s studies, including the Phoenix FS, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed.  In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by regulatory or public health restrictions or requirements.

Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed under the heading ‘Risk Factors’ above. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves: This MD&A may use the terms ‘measured'’, ‘indicated’ and ‘inferred’ mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards (‘NI 43-101’) and are recognized and required by Canadian regulations.   Effective February 2019, the United States Securities and Exchange Commission (‘SEC’) adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act and as a result, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101.  However, information regarding mineral resources or mineral reserves in Denison’s disclosure may not be comparable to similar information made public by United States companies.

United States investors are also cautioned that while the SEC now recognizes ‘indicated mineral resources’ and ‘inferred mineral resources’, United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.